Burns Philp

BURNS, PHILP & COMPANY LIMITED
ABN 65 000 000 359

LEVEL 23, 56 PITT STREET
SYDNEY NSW 2000
GPO BOX 543
SYDNEY NSW 2001
AUSTRALIA

TEL: NATIONAL (02) 9259 1371
TEL: INT'L +61 2 9259 1371
FAX: (02) 9247 3272

03 FEB -4 AM 7:21

03003610

FACSIMILE

82-1565

To:	**OFFICE OF INTERNATIONAL CORPORATE FINANCE**
Company:	**SECURITIES AND EXCHANGE COMMISSION, U.S.A.**
Facsimile No:	**0011 1 202 942 9624**
From:	**HELEN GOLDING - Company Secretary**
Date:	**4 February 2003**
Subject	**12g3-2(b) Exemption Number: 82-1565**
No of Pages:	**3 pages (including cover sheet)**

SUPPL

US$150 MILLION UNSECURED SENIOR SUBORDINATED NOTES ISSUE

Please see attached copy of an announcement released to the Australian Stock Exchange this afternoon.

Yours sincerely

PROCESSED
FEB 11 2003
THOMSON
FINANCIAL

HELEN GOLDING
Company Secretary/Group Legal Counsel

Att.

dlw 2/4

Burns Philp

BURNS, PHILP & COMPANY LIMITED
ABN 65 000 000 359

LEVEL 23, 56 PITT STREET
SYDNEY NSW 2000
GPO BOX 543
SYDNEY NSW 2001
AUSTRALIA

TEL: NATIONAL (02) 9259 1371
TEL: INT'L +61 (2) 9259 1371
FAX: (02) 9247 3272

4 February 2003

Mr Graham Gates
Announcements Officer
Australian Stock Exchange Limited
Exchange Centre
20 Bridge Street
SYDNEY NSW 2000

Dear Sir

US$150 million Unsecured Senior Subordinated Notes Issue

On December 13, 2002, the Company announced that it had acquired 14.9% of the outstanding ordinary shares of Goodman Fielder Limited. On 3 January 2003, the Company made an offer for all of the remaining ordinary shares of Goodman Fielder Limited for cash, at a price of $1.85 per share, or approximately A$2.2 billion in the aggregate ("Offer").

In the Bidders Statement for the Offer, the Company stated that the cash consideration for the Offer would be sourced from existing cash reserves and from a number of new underwritten facilities, including a US$100 million subordinated bridge loan ("Bridge Loan"). The Bridge Loan will not be drawn to the extent that the Company issues that amount of senior subordinated indebtedness.

The Company now announces that it has commenced an offering of US$150 million of a senior subordinated notes issue, subject to market and other conditions *(the Notes)*. The Notes will have a fixed coupon and a term of 8 years, being due for repayment in 2011. The Notes will be unsecured, guaranteed by certain of the company's subsidiaries and subordinated in right of payment to the senior debt of the Burns Philp group.

The Notes will be offered only to qualified institutional buyers in the United States, pursuant to rule 144A of the United States Federal Securities Act of 1933, as amended *(the Securities Act)*, and outside the United States pursuant to Regulation S under the Securities Act.

The Notes initially will not be registered under the Securities Act and therefore may not be offered or sold in the United States without registration or an applicable exemption from the registration requirements of the Securities Act. It is anticipated that a registration statement will be filed under the Securities Act registering notes having terms substantially identical in all material respect to the Notes *(the Exchange Notes)* to permit exchange of the Notes for the Exchange Notes.

This announcement shall not constitute an offer to sell or the solicitation of any offer to buy the Notes, the Exchange Notes or any other securities in the United States or any other jurisdiction.

The information contained herein does not constitute an offer of securities of Burns, Philp & Company Limited, or of any of its subsidiaries, for sale in the United States or any other jurisdiction. Notes of Burns, Philp & Company Limited, or of any of its subsidiaries, may not be offered or sold in the United States absent registration or an exemption from registration. Any public offering of Notes of Burns, Philp & Company Limited, or of any of its subsidiaries, in the United States will be made by means of a US prospectus that may be obtained from Burns, Philp & Company Limited and will contain detailed information about Burns Philp & Company Limited and its management, as well as financial statements.

There is currently no prospectus available in the United States, and no prospectus will be issued in connection with this issue in Australia or any other jurisdiction.

Yours faithfully

HELEN GOLDING
Company Secretary

Burns Philp

BURNS, PHILP & COMPANY LIMITED
ABN 65 000 000 359

LEVEL 23, 56 PITT STREET
SYDNEY NSW 2000
GPO BOX 543
SYDNEY NSW 2001
AUSTRALIA

TEL: NATIONAL (02) 9259 1371
TEL: INT'L +61 (2) 92591371
FAX: (02) 9247 3272

03 FEB -4 AM 7:21

FACSIMILE

To:	OFFICE OF INTERNATIONAL CORPORATE FINANCE
Company:	SECURITIES AND EXCHANGE COMMISSION, U.S.A.
Facsimile No:	0011 1 202 942 9624
From:	HELEN GOLDING - Company Secretary
Date:	4 February, 2003
SUBJECT:	GOODMAN FIELDER - NOTICES OF CHANGES OF INTERESTS OF SUBSTANTIAL HOLDER - AUSTRALIA AND NEW ZEALAND
No of Pages:	48 pages (including cover sheet)

Please see attached copy of an announcement released to the Australian Stock Exchange on 31 January 2003.

Yours sincerely

HELEN GOLDING
Company Secretary/Group Legal Counsel

Attach:

Burns Philp

03 FEB -4 AM 7:21

BURNS, PHILP & COMPANY LIMITED
ABN 65 000 000 359

LEVEL 23, 56 PITT STREET
SYDNEY NSW 2000
GPO BOX 543
SYDNEY NSW 2001
AUSTRALIA

TEL: NATIONAL (02) 9259 1371
TEL: INTERNATIONAL +61 (2) 9259 1371
FAX: (02) 9247 3272

31 January 2003

Mr Graham Gates
Announcements Officer
Australian Stock Exchange Limited
Exchange Centre
20 Bridge Street
SYDNEY NSW 2000

Dear Mr Gates

Goodman Fielder Limited - Notices of change of interests of substantial holder - Australia and New Zealand

Please find enclosed letter dated 31 January 2003 to Goodman Fielder Limited together with notices required for Australia and New Zealand.

Yours faithfully

PHILIP WEST
Special Counsel

Encl

Copy: New Zealand Stock Exchange

Burns Philp

BURNS, PHILP & COMPANY LIMITED
ABN 65 000 000 359

LEVEL 23, 56 PITT STREET
SYDNEY NSW 2000
GPO BOX 543
SYDNEY NSW 2001
AUSTRALIA

TEL: NATIONAL (02) 9259 1371
TEL: INT'L +61 (2) 9259 1371
FAX: (02) 9247 3272

31 January 2003

BY COURIER
& Facsimile: (02) 8874 6099

Goodman Fielder Limited
75 Talavera Road
MACQUARIE PARK NSW 2113

Attention: Ian Gilmour

Dear Sir

Notices of change of interests of substantial holder - Australia and New Zealand

We enclose, in accordance with the Corporations Act 2001, Form 604 -- Notice of change of interests of substantial holder.

Also enclosed in accordance with the New Zealand Securities Amendment Act 1988 is a Substantial Security Holder Notice.

Yours faithfully

PHILIP WEST
Special Counsel

Attach.

Form 604

Corporations Act 2001
Section 671B

Notice of change of interests of substantial holder

To Company Name/Scheme	Goodman Fielder Limited (the **Company**)
ACN/ARSN	000 003 958

1. Details of substantial holder (1)

Name	Burns, Philp & Company Limited (ACN 000 000 359) (**Burns Philp**) and each of the companies listed in Annexure "B" (**Burns Philp Group**), each of the companies listed in Annexure "C" (**Rank Group**), BPC1 Pty Limited (ACN 101 665 918) (**BPC1**) and Mr Graeme Hart.
ACN (if applicable)	(See also Annexure "B" and Annexure "C")

There was a change in the interests of the substantial holder on	30/01/2003
The previous notice was given to the company on	20/12/2002
The previous notice was dated	20/12/2002

2. Previous and present voting power

The total number of votes attached to all the voting shares in the company or voting interest in the scheme that the substantial holder or an associate (2) had a relevant interest (3) in when last required, and when now required, to give a substantial holding notice to the company or scheme, are as follows:

Class of securities (4)	Previous notice		Present notice	
	Person's votes	Voting power (5)	Person's votes	Voting power (5)
Ordinary shares	175,980,000	14.83% (based on 1,186,654,464 ordinary shares on issue)	189,549,326	15.94% (based on 1,188,820,329 ordinary shares on issue)

3. Changes in relevant interests

Particulars of each change in, or change in the nature of, a relevant interest of the substantial holder or an associate in voting securities of the company or scheme, since the substantial holder was last required to give a substantial holding notice to the company or scheme are as follows:

Date of change	Person whose relevant interest changed	Nature of change (6)	Consideration given in relation to change (7)	Class and number of securities affected	Person's votes affected
Refer Annexure "A"	BPC1, Burns Philp, Burns Philp Group, Rank Group and Mr Hart	Acceptance of Offer dated 3 January 2003 made under BPC1's off-market takeover bid (see Annexure "D")	$1.85 cash for every ordinary share in the Company	13,767,405 ordinary shares	13,767,405 ordinary shares
		Withdrawal of acceptance of Offer dated 3 January 2003 made under BPC1's off-market takeover bid (see Annexure "D")	Nil	198,079 ordinary shares	198,079 ordinary shares

4. Present relevant interests

Particulars of each relevant interest of the substantial holder in voting securities after the change are as follows:

Holder of relevant interest	Registered holder of securities	Person entitled to be registered as holder (8)	Nature of relevant interest (6)	Class and number of securities	Person's votes
BPC1	BPC1	BPC1	Relevant interest under section 608(1) of the Corporations Act 2001 as the holder of ordinary shares.	175,980,000 ordinary shares	14.80%
	Unknown – various holders accepting BPC1's off-market takeover offer dated 3 January 2003 (see Annexure "D")	N/A	Relevant interest under section 608(1) pursuant to acceptances of Offer dated 3 January 2003 made under BPC1's off-market takeover bid (see Annexure "D"). BPC1's power to vote or dispose of the ordinary shares is qualified since its takeover offer has not been declared unconditional and it is not registered as holder of those shares.	13,569,326 ordinary shares	1.14%
Burns Philp	BPC1	BPC1	Relevant interest under section 608(3)(b) of the Corporations Act 2001, being a relevant interest held through a body corporate that Burns Philp controls. Burns Philp is not a registered holder of the securities and Burns Philp's ability to vote or dispose of the shares is qualified accordingly.	175,980,000 ordinary shares	14.80%
	Unknown – various holders accepting BPC1's off-market takeover offer dated 3 January 2003 (see Annexure "D")	N/A	Relevant interest under section 608(3)(b). Burns Philp's power to vote or dispose of the ordinary shares is qualified since BPC1's takeover offer has not been declared unconditional and BPC1 is not registered as holder of those shares.	13,569,326 ordinary shares	1.14%
Burns Philp Group (other than Burns Philp), Rank Group and Mr Graeme Hart	BPC1	BPC1	Relevant interest under section 608(3)(a) of the Corporations Act 2001. None of the persons referred to is a registered holder of the securities and the ability of each of them to vote or dispose of the shares is qualified accordingly.	175,980,000 ordinary shares	14.80%

	Unknown – various holders accepting BPC1's off-market takeover offer dated 3 January 2003 (see Annexure "D")	N/A	Relevant interest under section 608(3)(a). The power of the persons referred to, to vote or dispose of the ordinary shares is qualified since BPC1's takeover offer has not been declared unconditional and BPC1 is not registered as holder of those shares.	13,569,326 ordinary shares	1.14%

5. Changes in association

The persons who have become associates (2) of, ceased to be associates of, or have changed the nature of their association (9) with, the substantial holder in relation to voting interests in the company or scheme are as follows:

Name and ACN (if applicable)	Nature of association
Not applicable	Please refer to Form 604 dated 20/12/2002

6. Addresses

The addresses of persons named in this form are as follows:

Name	Address
BPC1	Level 23, 56 Pitt Street, Sydney, NSW 2000
Burns Philp	Level 23, 56 Pitt Street, Sydney, NSW 2000
Burns Philp Group	See Annexure "B"
Rank Group	See Annexure "C"
Mr Greeme Hart	Level 12, 132-138 Quay Street, Auckland, New Zealand

Signature

print name **P.J. WEST** capacity **Secretary**

sign here [signature] date 31/01/2003

DIRECTIONS

(1) If there are a number of substantial holders with similar or related relevant interests (eg. a corporation and its related corporations, or the manager and trustee of an equity trust), the names could be included in an annexure to the form. If the relevant interests of a group of persons are essentially similar, they may be referred to throughout the form as a specifically named group if the membership of each group, with the names and addresses of members is clearly set out in paragraph 6 of the form.

(2) See the definition of "associate" in section 9 of the Corporations Act 2001.

(3) See the definition of "relevant interest" in sections 608 and 671B(7) of the Corporations Act 2001.

(4) The voting shares of a company constitute one class unless divided into separate classes.

(5) The person's votes divided by the total votes in the body corporate or scheme multiplied by 100.

(6) Include details of:

(a) any relevant agreement or other circumstances because of which the change in relevant interest occurred. If subsection 671B(4) applies, a copy of any document setting out the terms of any relevant agreement, and a statement by the person giving full and accurate details of any contract, scheme or arrangement, must accompany this form, together with a written statement certifying this contract, scheme or arrangement; and

(b) any qualification of the power of a person to exercise, control the exercise of, or influence the exercise of, the voting powers or disposal of the securities to which the relevant interest relates (indicating clearly the particular securities to which the qualification applies).

See the definition of "relevant agreement" in section 9 of the Corporations Act 2001.

(7) Details of the consideration must include any and all benefits, money and other, that any person from whom a relevant interest was acquired has, or may, become entitled to receive in relation to that acquisition. Details must be included even if the benefit is conditional on the happening or not of a contingency. Details must be included of any benefit paid on behalf of the substantial holder or its associate in relation to the acquisitions, even if they are not paid directly to the person from whom the relevant interest was acquired.

(8) If the substantial holder is unable to determine the identity of the person (eg. if the relevant interest arises because of an option) write "unknown".

(9) Give details, if appropriate, of the present association and any change in that association since the last substantial holding notice.

Annexure "A" to Form 604

This is Annexure "A" of 1 page referred to in Form 604 signed by me and dated 31 January 2003.

31 January 2003

Date

~~Director~~/**Secretary**

Acceptance of Offer dated 3 January 2003 made under BPC1's off-market takeover bid (see Annexure "D")

Date of change	Class and number of securities affected		Person's votes affected
08/01/2003	2,118,553	Ordinary shares	2,118,553
09/01/2003	949,374	Ordinary shares	949,374
10/01/2003	658,566	Ordinary shares	658,566
13/01/2003	869,334	Ordinary shares	869,334
14/01/2003	522,547	Ordinary shares	522,547
15/01/2003	565,028	Ordinary shares	565,028
16/01/2003	954,578	Ordinary shares	954,578
17/01/2003	828,506	Ordinary shares	828,506
20/01/2003	635,564	Ordinary shares	635,564
21/01/2003	412,052	Ordinary shares	412,052
22/01/2003	1,061,727	Ordinary shares	1,061,727
23/01/2003	318,602	Ordinary shares	318,602
24/01/2003	492,892	Ordinary shares	492,892
28/01/2003	958,507	Ordinary shares	958,507
29/01/2003	469,826	Ordinary shares	469,826
30/01/2003	1,951,749	Ordinary shares	1,951,749
Total	13,767,405		13,767,405

Withdrawal of acceptance of Offer dated 3 January 2003 made under BPC1's off-market takeover bid (see Annexure "D")

Date of change	Class and number of securities affected		Person's votes affected
17/01/2003	103,500	Ordinary shares	103,500
22/01/2003	70,577	Ordinary shares	70,577
24/01/2003	5,244	Ordinary shares	5,244
28/01/2003	2,942	Ordinary shares	2,942
29/01/2003	15,816	Ordinary shares	15,816
Total	198,079		198,079
Net Acceptances	13,569,326		13,569,326

Annexure "B" to Form 604

This is Annexure "B" of 4 pages referred to in Form 604 signed by me and dated 31 January 2003.

31 January 2003	
Date	**~~Director~~/Secretary**

Burns, Philp & Company Limited (ACN 000 000 359) is the controlling entity of BPC1 Pty Limited (ACN 101 665 918).

Set out below are related bodies corporate of BPC1 Pty Limited.

Company	ACN	Registered Office
Burns, Philp & Company Limited	000 000 359	Level 23, 56 Pitt Street, Sydney NSW 2000
Bevsel Pty Limited	065 601 621	Level 23, 56 Pitt Street, Sydney NSW 2000
BPT South Pacific Pty Limited	050 105 452	Level 23, 56 Pitt Street, Sydney NSW 2000
Burns Philp Australia Pty Limited	101 664 082	Level 23, 56 Pitt Street, Sydney NSW 2000
Burns Philp Camellia Pty Limited	003 925 040	Level 23, 56 Pitt Street, Sydney NSW 2000
Burns Philp Capital Pty Limited	100 768 803	Level 23, 56 Pitt Street, Sydney NSW 2000
Burns Philp Custodians Pty Limited	003 853 629	Level 23, 56 Pitt Street, Sydney NSW 2000
Burns Philp Food Holdings Pty Limited	000 003 010	Level 23, 56 Pitt Street, Sydney NSW 2000
Burns Philp Food Overseas Holdings Limited	000 010 711	Level 23, 56 Pitt Street, Sydney NSW 2000
Burns Philp Food Overseas Investments Pty Limited	101 664 840	Level 23, 56 Pitt Street, Sydney NSW 2000
Burns Philp Food Properties Pty Limited	008 443 856	Level 23, 56 Pitt Street, Sydney NSW 2000
Burns Philp Food Services Pty Limited	003 994 250	Level 23, 56 Pitt Street, Sydney NSW 2000
Burns Philp Hardware Holdings Pty Limited	001 810 206	Level 23, 56 Pitt Street, Sydney NSW 2000
Burns Philp International Investments Pty Limited	000 010 739	Level 23, 56 Pitt Street, Sydney NSW 2000
Burns Philp Investments Pty Limited	000 023 807	Level 23, 56 Pitt Street, Sydney NSW 2000
Burns Philp Microbiology Pty Limited	055 780 713	Level 23, 56 Pitt Street, Sydney NSW 2000
Burns Philp Middle East Pty Limited	077 288 021	Level 23, 56 Pitt Street, Sydney NSW 2000
Burns Philp Overseas Holdings Limited	004 474 551	Level 23, 56 Pitt Street, Sydney NSW 2000
Burns Philp Pakistan Pty Limited	068 581 653	Level 23, 56 Pitt Street, Sydney NSW 2000
Burns Philp Shipping Holdings Pty Limited	000 086 000	Level 23, 56 Pitt Street, Sydney NSW 2000
Burns Philp South America Pty Limited	072 208 309	Level 23, 56 Pitt Street, Sydney NSW 2000
Burns Philp Technology & Development Pty Limited	003 994 241	Level 23, 56 Pitt Street, Sydney NSW 2000
Burns Philp Technology Pty Limited	061 602 506	Level 23, 56 Pitt Street, Sydney NSW 2000
Burns Philp Treasury (Australia) Limited	003 731 986	Level 23, 56 Pitt Street, Sydney NSW 2000
E L Bell Pty Limited	003 853 594	Level 23, 56 Pitt Street, Sydney NSW 2000
Indonesian Yeast Company Pty Limited	061 753 026	Level 23, 56 Pitt Street, Sydney NSW 2000
Integrated Ingredients Indonesia Pty Limited	064 996 247	Level 23, 56 Pitt Street, Sydney NSW 2000
Integrated Ingredients Pty Limited	003 853 647	Level 23, 56 Pitt Street, Sydney NSW 2000
Mauri Fermentation Argentina Pty Limited	003 994 312	Level 23, 56 Pitt Street, Sydney NSW 2000
Mauri Fermentation Brazil Pty Limited	060 142 038	Level 23, 56 Pitt Street; Sydney NSW 2000
Mauri Fermentation Chile Pty Limited	061 325 157	Level 23, 56 Pitt Street, Sydney NSW 2000
Mauri Fermentation China Pty Limited	051 675 775	Level 23, 56 Pitt Street, Sydney NSW 2000
Mauri Fermentation India Pty Limited	063 797 759	Level 23, 56 Pitt Street, Sydney NSW 2000
Mauri Fermentation Indonesia Pty Limited	001 515 617	Level 23, 56 Pitt Street, Sydney NSW 2000
Mauri Fermentation Malaysia Pty Limited	051 611 628	Level 23, 56 Pitt Street, Sydney NSW 2000
Mauri Fermentation Philippines Pty Limited	068 581 493	Level 23, 56 Pitt Street, Sydney NSW 2000
Mauri Fermentation Vietnam Pty Limited	066 107 426	Level 23, 56 Pitt Street, Sydney NSW 2000
Mauri Grocery Pty Limited	003 853 610	Level 23, 56 Pitt Street, Sydney NSW 2000
Mauri Integrated Ingredients Pty Limited	000 385 026	Level 23, 56 Pitt Street, Sydney NSW 2000
Mauri Yeast Australia Pty Limited	003 853 656	Level 23, 56 Pitt Street, Sydney NSW 2000
MBT Engineering Pty Limited	000 106 178	Level 23, 56 Pitt Street, Sydney NSW 2000
MBT Fabrication Services Pty Limited	069 533 160	Level 23, 56 Pitt Street, Sydney NSW 2000
Nanged Pty Limited	060 337 993	Level 23, 56 Pitt Street, Sydney NSW 2000

Attachment continues with details of overseas related bodies corporate of BPC1 Pty Limited.

Company	**Registered No.**	**Registered Office**
COMPANIA ARGENTINA DE LEVADURAS S.A.I.C.	No. 950, Book No. 49, Volume A of Corporations. IGJ Dossier No. 180.240.	TRONADOR 711427, BUENOS AIRES, ARGENTINA
SUDAMERICANA DE LEVADURAS S.A. DE INVERSIONES	No. 1287 Book No. 9 Volume A of Corporations. IGJ Dossier No. 1,734,891	MARCELO T. DE ALVEAR 624 1 P. 1058, BUENOS AIRES, ARGENTINA
SURGRAS S.A.	No. 8673, Book No 122, Volume A of Corporations. IGJ Dossier No. 1,734,891	MARCELO T. DE ALVEAR 624 1 P. 1058, BUENOS AIRES, ARGENTINA
BURNS PHILP A & B LIMITED	C-32198(1319)/97	1, MOULVI BAZAR (2ND FLOOR), DHAKA 1100, BANGLADESH
E49 EMPREENDIMENTOS E PARTICIPACOES LTDA	184.109/02-4 – Board of Trade of the State of Sao Paulo	HEAD OFFICE ADDRESS: RUA CARDEAL ARCOVERDE, 1641 12TH FLOOR, SUITES 133 AND 134 (PART) 05407-002 SÃO PAULO, SP, BRAZIL
MAURI BRASIL INDÚSTRIA, COMÉRCIO E IMPORTACÃO LTDA	NIRC 35211762236*	HEAD OFFICE ADDRESS: RUA CARDEAL ARCOVERDE, 1641 12TH FLOOR, SUITES 133 AND 134 (PART) 05407-002 SÃO PAULO, SP, BRAZIL
BURNS PHILP FOOD LIMITED	398809-1	31 AIRLIE STREET, LASALLE, QUEBEC H8R 1Z8 CANADA
BURNS PHILP CHILE INVERSIONES LIMITADA	FS 20401 No. 16803	MIRAFLORES 222 PISO NO. 24 SANTIAGO, CHILE
HARBIN MAURI YEAST COMPANY LIMITED		1 TONGCHENG STREET, ACHENG CITY HARBIN, HEILONGJIANG PROVINCE P.R. CHINA
HEBEI MAURI FOOD COMPANY LIMITED		NO. 1 GUNGYEBEIDAJIE ZHANGBEI ZHEN ZHANGBEI COUNTY, HEBEI PROVINCE, P.R. CHINA
PANYU MAURI FOOD CO LIMITED		MEISHAN INDUSTRIAL AREA HUANGGE TOWN, PANYU CITY GUANGZHOU PROVINCE, P.R. CHINA
YANTAI MAURI YEAST COMPANY LIMITED		DOUYU TOWN FUSHAN DISTRICT YANTAI, SHANDONG PROVINCE, P.R. CHINA
BURNS PHILP COLOMBIA S.A	Public Deed No. 3834	BOGOTA DC, COLOMBIA
GREENSTED S.A. SUCURSAL COSTA RICA (BRANCH)	Corporate Identity No. 3-012-328923	NO REGISTERED ADDRESS. FOR NOTIFICATION PURPOSES: PO BOX 5069, 1000, SAN JOSE, COSTA RICA (LOCAL ATTORNEY'S PREMISES)
BURNS PHILIP ECUADOR S.A.	Resoluton No. 02.Q.I.J. 3025	AVENIDA REPUBLICA DE EL SALVADOR NO. 1082 TORRE LONDRES. NOVENO PISO QUITO, ECUADOR (LOCAL ATTORNEY'S PREMISES)
GREENSTED S.A. SUCURSAL EL SALVADOR (BRANCH)		SAN SALVADOR, EL SALVADOR
BURNS PHILP SHIPPING AGENCIES (FIJI) LIMITED (IN LIQUIDATION)	9683	LEVEL 5, ANZ HOUSE, VICTORIA PARADE PO BOX 32 SUVA FIJI
BEG FRANCE S.A.R.L.	B 347 394 058/ Lyon	IMMEUBLE LYON BUSINESS CENTRE 50 RUE DE L'ABONDANCE 69421 – LYON CEDEX 03 FRANCE
BEG BACKHEFE EXPORT GMBH	HRB 31806, Hamburg	HAMBURG GERMANY
BURNS PHILP DEUTSCHLAND EXPORT NAHRUNGSMITTEL-VERTRIEBSGESELL SCHAFT MBH	HRB 65889	WANDSBEKER ZOLLSTRASSE 59 22041 HAMBURG GERMANY
BURNS PHILP DEUTSCHLAND GMBH	HRB 65911	WANDSBEKER ZOLLSTRASSE 59 22041 HAMBURG GERMANY
BURNS PHILP DEUTSCHLAND GRUNDBESITZ GMBH	HRB 65874	WANDSBEKER ZOLLSTRASSE 59 22041 HAMBURG GERMANY

DEUTSCHE HEFEWERKE GMBH & CO OHG	HR A 89686, Hamburg, as a private firm	HAMBURG GERMANY
DEUTSCHE HEFEWERKE VERWALTUNGS GMBH	HRB 67571	WANDSBEKER ZOLLSTRASSE 59 22041 HAMBURG GERMANY
HEFE-PATENT GMBH	HRB 3370*	BERLIN-CHARLOTTENBURG GERMANY
BURNS PHILP GUATEMALA S.A.		AVENIDA REFORMA 15-54 ZONA 9 EDIFICIO REFORMA OBELISCO, TERCER NIVEL, 01009, GUATEMALA (LOCAL ATTORNEY'S PREMISES)
GREENSTED S.A. SUCURSAL HONDURAS (BRANCH)		HONDURAS
BURNS PHILP SHIPPING (FAR EAST) LIMITED (IN LIQUIDATION)	17303	14TH FLOOR, ALEXANDRA HOUSE 16-20 CHATER ROAD CENTRAL HONG KONG
BURNS PHILP INDIA (PRIVATE) LIMITED	21-24601 OF 1960	60 C, CHOWRENGHEE ROAD, CALCUTTA INDIA
COCHIN SPICES PRIVATE LIMITED	09-06079 OF 1991	COCHIN INDIA
MAURI YEAST INDIA (PRIVATE) LIMITED	18-45795 OF 2000	NO. 2, GANAPATHY COLONY (OFF CENATOPH II LANE) TEYNAMPET CHENNAI 600 018, INDIA
BURNS PHILP ALIMENTOS S. DE R.L. DE C.V.		C/- CENTRO INTERNACIONAL DE SERVICIOS EMPRESARIALES FLORENCIA 57 3ER PISO COL. JUAREZ MEXICO, D.F. C.P. 06600
BURNS PHILP MEXICO, S.A. DE C.V.		C/- CENTRO INTERNACIONAL DE SERVICIOS EMPRESARIALES FLORENCIA 57 3ER PISO COL. JUAREZ MEXICO, D.F. C.P. 06600
BURNS PHILP NETHERLANDS EUROPEAN HOLDINGS B.V.	33259411	AMSTERDAM (STATUTORY SEAT) DE BOELELAAN 7 OFFICIA 1, 1083HJ AMSTERDAM PO BOX 71744, 1008DE AMSTERDAM
BURNS PHILP TREASURY (EUROPE) B.V.	33256930	WAPENVELD (STATUTORY SEAT) DE BOELELAAN 7 OFFICIA 1, 1083HJ AMSTERDAM PO BOX 71744, 1008DE AMSTERDAM
BPCNZ1 LIMITED	1262084	54 PONSONBY ROAD PO BOX 3974 AUCKLAND 1 NEW ZEALAND
BURNS PHILP (NEW ZEALAND) LIMITED	AK 112484	54 PONSONBY ROAD PO BOX 3974 AUCKLAND 1 NEW ZEALAND
NEW ZEALAND FOOD INDUSTRIES LIMITED	AK 024546	54 PONSONBY ROAD PO BOX 3974 AUCKLAND 1 NEW ZEALAND
PINNACLE NZ LIMITED	AK 050423	54 PONSONBY ROAD PO BOX 3974 AUCKLAND 1 NEW ZEALAND
GREENSTED S.A. (BRANCH)	No. 20, 784-B2, Pages 266/305; volume 770-B2, second book of Corporations and No. 55034-A, Pages 70/71, volume 147-A, Book of persons	MANAGUA, NICARAGUA. FOR NOTIFICATION PURPOSES: ALTAMIRA D'ESTE ROTONDA MADRID 235 MANAGUA, NICARAGUA (LOCAL ATTORNEY'S PREMISES)
BURNS PHILP INVESTMENTS (PNG) LIMITED (IN LIQUIDATION)	C1-14807	C/- BLAKE DAWSON WALDRON LEVEL 4, MOGORU MOTO BUILDING, CHAMPION PARADE PORT MORSEBY, P.N.G.
BURNS PHILP PERU S.A.C.	File 11405645 Lima's company registry (Registro De Personas Juridicas De Lima)	LIMA, PERU. FOR TAX PURPOSES: LAS BEGONIAS 475, SIXTH FLOOR SAN ISIDRO, LIMA 27, PERU
MAURI FERMENTOS, SA	959	CACHOFARRA 2910-324 SETOBAL PORTUGAL
BURNS PHILP FOOD SA	A 80208655	C/- LEVADURA 5 14710 VILLARRUBIA CORDOBA, SPAIN
BURNS PHILP LANKA (PRIVATE) LIMITED	PBS 660/PVS	124, TEMPLERS ROAD, MOUNT LAVINIA SRI LANKA
MAURI MAYA SANAYI A.S.		AKSAKAL BANDIRMA, TURKEY

BURNS PHILP (U.K.) PLC	2134749	VICTORIA HOUSE 15, GAY STREET BATH, BA1 2PH, U.K.
BURNS PHILP EUROPE LIMITED	2883738	VICTORIA HOUSE 15, GAY STREET BATH, BA1 2PH, U.K.
BURNS PHILP PENSION PLAN LIMITED	02388847V	VICTORIA HOUSE 15, GAY STREET BATH, BA1 2PH, U.K.
S HOFFNUNG & CO	74301	VICTORIA HOUSE 15, GAY STREET BATH, BA1 2PH, U.K.
BPCUS1 INC.	Delaware Reg. No. 3599042	THE CORPORATION TRUST COMPANY, 1209 ORANGE STREET, CITY OF WILMINGTON, COUNTY OF NEW CASTLE, DE 19801, USA
BURNS PHILP CAPITAL (U.S.) INC.	Delaware Reg. No. 3615529	THE CORPORATION TRUST COMPANY, 1209 ORANGE STREET, CITY OF WILMINGTON, COUNTY OF NEW CASTLE, DE 19801, USA
BURNS PHILP FOOD INC	Fed. ID. 22-2723920	CT CORPORATION 818 WEST SEVENTH STREET LOS ANGELES CA 90017 USA
BURNS PHILP INC.	Fed.ID. 94-3006329	THE CORPORATION TRUST COMPANY, 1209 ORANGE STREET, CITY OF WILMINGTON, COUNTY OF NEW CASTLE, DE 19801, USA
TONE BROTHERS INC	FED.ID. 42-1128279	C/- C T CORPORATION SYSTEM 2222 GRAND AVENUE DES MOINES, IA 50312 USA
FITAMAR S.A.	No. 1896 Fo. 2443 Lo. No. 2	ESPINILLO 1423 MONTEVIDEO URUGUAY
FLODDEN S.A.	No. 4597	YAGUARON 1407 – OF. 607 MONTEVIDEO URUGUAY
GREENSTED S.A.	No. 5551	JUNCAL 1327 – UNIDAD 2201 MONTEVIDEO URUGUAY
LEVADURA URUGUAYA S.A.	No. 144 FO. 603 LO. No. 2	CARLOS ANTONIO LOPEZ 7547 12400 MONTEVIDEO URUGUAY
BURNS PHILP VENEZUELA S.A.	No. 23 Volume 694-A-QTO	CARACAS, VENEZUELA
MAURI-LA NGA FERMENTATION CO. LTD		PHU NGOC WARD TAN PHU DISTRICT DONG NAI PROVINCE VIETNAM

Annexure "C" to Form 604

This is Annexure "C" of 1 page referred to in Form 604 signed by me and dated 31 January 2003.

31 January 2003

Date

~~**Director**~~**/Secretary**

Members of the Rank Group

NAME	REGISTERED NUMBER
Rank Group Limited	AK100090
Kintron Developments Limited	AK860967
Bluemont Properties Limited	AK921168
Zelda Holdings Limited	AK921165
Buckvale Enterprises Limited	AK921167
Millstreet Investments Limited	AK635613
Rank Holdings Limited	AK1188967
Rank Commercial Limited	AK1188966
Rank Investments Limited	AK1188968
Bredgar Investments Limited	AK8704361
Tenham Investments Limited	AK1197306
Berengrove Investments Limited	AK1197305
Barberton Investments Limited	AK921169
New Zealand Dairy Foods Limited	AK45065
New Zealand Dairy Foods Holdings Limited	AK1197309
Algoma Investments Limited	AK581415
Felham Enterprises (Cayman) Limited	Registered in the Cayman Islands

Annexure "D" to Form 604

This is Annexure "D" of 18 pages referred to in Form 604 signed by me and dated 31 January 2003.

31 January 2003

Date

~~Director~~/Secretary

Offer terms

The terms of the Offer are set out in the attached documents:

1. The Bidder's Statement Offer - Section 9 The Offer
2. Acceptance Form
3. Notice of Variation dated 14 January 2003 - Withdrawal Rights
4. Notice of Variation dated 22 January 2003 - Extension of Offer Period

9 The Offer

9.1 The Offer

(a) Bidder offers to acquire **all** of Your Goodman Fielder Shares for $1.85 per share on and subject to the terms and conditions set out in this section 9.

(b) If you accept the Offer, you will, subject to satisfaction of the conditions in clause 9.6, receive consideration of $1.85 in cash for each of Your Goodman Fielder Shares.

(c) By accepting the Offer, you undertake to transfer to Bidder not only Your Goodman Fielder Shares, but also all Rights attached to those shares (see section 9.5(c)).

(d) The Offer is being made to:

(1) each person registered as the holder of Goodman Fielder Shares in the register of Goodman Fielder shareholders at 9.00 am (Sydney time) on the Register Date; and:

(2) any person who becomes registered or entitled to be registered as the holder of Goodman Fielder Shares during the period commencing on the Register Date and ending at the end of the Offer Period due to the conversion of, or exercise of rights attached to, such securities as are convertible into Goodman Fielder Shares and are on issue as at the Register Date.

(e) If, at the time the Offer is made to you, or at any time during the Offer Period, another person is, or is entitled to be, registered as the holder of Your Goodman Fielder Shares:

(1) a corresponding Offer will be deemed to have been made to that other person in respect of those Goodman Fielder Shares; and

(2) a corresponding Offer will be deemed to have been made to you in respect of any other Goodman Fielder Shares you hold to which the Offer relates.

(f) If you are registered or entitled to be registered as the holder of one or more parcels of Goodman Fielder Shares as trustee or nominee for, or otherwise on account of, another person, you may accept as if a separate Offer had been made in relation to each of those parcels and any parcel you hold in your own right. To validly accept the Offer for each parcel, you must comply with the procedure in subsection 653B(3) of the Corporations Act.

(g) If Your Goodman Fielder Shares are registered in the name of a broker, investment dealer, bank, trust company or other nominee you should contact that nominee for assistance in accepting the Offer.

(h) The Offer is dated 3 January 2003.

9.2 Offer Period

(a) The Offer will remain open for acceptance during the period commencing on the date the first Offer is made under the bid and ending at 7:00pm (Sydney time) on 4 February 2003 unless withdrawn or extended in accordance with the Corporations Act.

(b) Bidder reserves the right, exercisable in its sole discretion, to extend the Offer Period in accordance with the Corporations Act.

(c) If, within the last seven days of the Offer Period, either of the following events occur:

(1) the Offer is varied to improve the consideration offered; or

(2) Bidder's voting power in Goodman Fielder increases to more than 50%,

then the Offer Period will be automatically extended so that it ends 14 days after the relevant event.

9.3 How to accept the Offer

(a) **General**

(1) Subject to section 9.1(f), you may accept the Offer **only** in respect of **all** of Your Goodman Fielder Shares.

(2) You may accept the Offer at any time during the Offer Period.

(b) **Issuer sponsored shares**

If Your Goodman Fielder Shares are held on Goodman Fielder's issuer sponsored subregister, to accept the Offer, you must:

(1) complete and sign the Acceptance Form enclosed with this Bidder's Statement (and which forms part of this Offer) in accordance with the terms of this Offer and the instructions on the Acceptance Form; and

(2) ensure that the Acceptance Form and any documents required by the terms of this Offer and the instructions on the Acceptance Form are received before the expiry of the Offer Period at the address indicated on the Acceptance Form.

(c) **CHESS holdings**

To accept the Offer for Shares held in a CHESS Holding:

(1) if you are not a Broker or Non-Broker Participant, you may either:

(A) by completing, signing and returning the enclosed Acceptance Form in accordance with the instructions on it, authorise Bidder to instruct your Controlling Participant on your behalf to initiate acceptance of this Offer in accordance with Rule 16.3 of the SCH Business Rules; or

(B) instruct your broker or Controlling Participant to initiate acceptance of this Offer in accordance with Rule 16.3 of the SCH Business Rules before the end of the Offer Period; or

(2) if you are a Broker or Non-Broker Participant, you must initiate acceptance of this Offer in accordance with Rule 16.3 of the SCH Business Rules before the end of the Offer Period.

(d) **Receipt of Acceptance Form**

(1) To accept the Offer by completing the Acceptance Form, you should complete and sign the Acceptance Form in accordance with the instructions on it, and return it together with any necessary documents so that it is received by Bidder before the end of the Offer Period.

(2) If your Acceptance Form (including any documents required by the terms of the Offer and the instructions on the Acceptance Form) is returned by post, it will be deemed to be received in time if the envelope in which it is sent is post-marked before the end of the Offer Period even if it is received after that date.

(3) If your Acceptance Form (including any documents required by the terms of the Offer and the instructions on the Acceptance Form) is returned by facsimile, it will be deemed to be received in time if the facsimile transmission is received (evidenced by a confirmation of successful transmission) before the end of the Offer Period, but you will not be entitled to receive the consideration to which you are entitled, until your original Acceptance Form (including any documents required by the terms of the Offer and the instructions on the Acceptance Form) is received at the address specified above.

(4) The transmission of the Acceptance Form and other documents is at your own risk.

9.4 The effect of acceptance

(a) Once you have accepted the Offer, you will be able to revoke your acceptance at any time while the condition in clause 9.6(a) remains unsatisfied. When the condition in clause 9.6(a) is satisfied, you will be unable to revoke your acceptance and the contract resulting from your acceptance will be binding on you, except as follows:

(1) if, by the relevant times specified in section 9.4(b), the conditions in section 9.6 have not all been satisfied or waived in accordance with section 9.9, the Offer will automatically terminate and your Goodman Fielder Shares will be returned to you; or

(2) if the Offer Period is extended for more than one month and, at the time, the Offer is subject to one or more of the conditions in section 9.6, you may be able to withdraw your acceptance and your Goodman Fielder Shares. A notice will be sent to you at the time explaining your rights in this regard.

(b) The relevant times for the purposes of section 9.4(a)(1) are:

(1) in relation to the condition in section 9.6(p) – three business days after the end of the Offer Period; and

(2) in relation to all other conditions in section 9.6 – the end of the Offer Period.

(c) By signing and returning the Acceptance Form, or otherwise accepting the Offer pursuant to section 9.3, you will be deemed to have:

(1) accepted the Offer (and any variation of it) in respect of all Your Goodman Fielder Shares (even if the number of Goodman Fielder Shares specified on the Acceptance Form differs from the number of Your Goodman Fielder Shares);

(2) agreed to transfer to Bidder all Your Goodman Fielder Shares, subject to this Offer being declared free from the conditions set out in section 9.6 (or such conditions being fulfilled);

(3) represented and warranted to Bidder that at the time of acceptance, and the time the transfer of Your Goodman Fielder Shares to Bidder is registered, all Your Goodman Fielder Shares are and will be fully paid up, and Bidder will acquire good title to them and full beneficial ownership of them free from all mortgages, charges, liens, encumbrances (whether legal or equitable) and adverse interests of any nature and restrictions on transfer of any kind, and that you have full power and capacity to accept this Offer and to sell and transfer the legal and beneficial ownership in those Goodman Fielder Shares to Bidder;

(4) irrevocably authorised Bidder (or any nominee or nominees of Bidder) as your attorney to exercise all your powers and rights attaching to Your Goodman Fielder Shares. This includes, without limitation, powers and rights to requisition, convene, attend and vote in person or by proxy at all general meetings of Goodman Fielder from the time the contract resulting from your acceptance of this offer becomes unconditional, to the earlier of the withdrawal of your acceptance under section 650E of the Corporations Act or the end of the Offer Period or, if all the conditions of the Offer have been satisfied or waived, the registration of Bidder as the holder of those Goodman Fielder Shares;

(5) agreed that in exercising the powers conferred by the power of attorney in section 9.4(c)(4) above, Bidder or its nominee is entitled to act in the interest of Bidder;

(6) agreed not to attend or vote in person at any general meeting of Goodman Fielder, or to exercise or purport to exercise any of the powers conferred on Bidder or its nominee in section 9.4(c)(4) above;

(7) agreed to fully indemnify Bidder in respect of any claim or action against it for any loss, damage or liability whatsoever incurred as a result of you not producing your Holder Identification Number or Security Holder Reference Number in consequence

of the transfers of Your Goodman Fielder Shares being registered by Goodman Fielder without production of your Holder Identification Number or Security Holder Reference Number;

(8) irrevocably authorised Bidder (or any nominee or nominees of Bidder) to alter the Acceptance Form by rectifying any errors in or omissions from it as may be necessary to make it an effective acceptance of this Offer or to enable registration of the transfer of Your Goodman Fielder Shares to Bidder;

(9) if you signed the Acceptance Form in respect of Goodman Fielder Shares which are held in a CHESS holding, irrevocably authorised Bidder (or any nominee or nominees of Bidder) to:

(A) instruct your Controlling Participant to initiate acceptance of this Offer in respect of those Goodman Fielder Shares in accordance with the SCH Business Rules; and

(B) give any other instructions in relation to Your Goodman Fielder Shares to your Controlling Participant, on your behalf under the sponsorship agreement with that Controlling Participant;

(10) irrevocably authorised and directed Goodman Fielder to pay to Bidder, or to account to Bidder for, all Rights in respect of Your Goodman Fielder Shares. If this Offer is withdrawn or rescinded, Bidder will account to you for any such Rights received by Bidder;

(11) irrevocably authorised Bidder to notify Goodman Fielder on your behalf that your place of address for the purpose of serving notices upon you in respect of Your Goodman Fielder Shares is the address specified by Bidder in the notification;

(12) irrevocably authorised Bidder to transmit a message in accordance with SCH Business Rule 16.6.1 to transfer Your Goodman Fielder Shares to the Takeover Transferee Holding, regardless of whether it has paid the consideration due to you under this Offer;

(13) agreed, subject to the conditions of this Offer in section 9.6 being satisfied or waived, to execute all such documents, transfers and assurances as may be necessary or desirable to convey Your Goodman Fielder shares registered in your name and distributions to Bidder.

(d) Bidder may, at any time, in its sole discretion and without further communication to you, determine that any Acceptance Form it receives is a valid acceptance, even if one or more of the requirements for acceptance has not been complied with.

(e) Bidder will provide the consideration to you in accordance with section 9.5, in respect of any part of an acceptance determined by Bidder to be valid.

(f) When you have satisfied the requirements for acceptance in respect of only some of Your Goodman Fielder Shares, Bidder may, in its sole discretion, regard the Offer to be accepted in respect of those Goodman Fielder Shares but not the remainder.

(g) The representations, warranties and authorities referred to in section 9.4(c) will remain in force after you receive the consideration for Your Goodman Fielder Shares and after Bidder becomes registered as the holder of Your Goodman Fielder Shares.

9.5 When you will receive payment

(a) Subject to this section 9.5 and the Corporations Act, if you have accepted this Offer and the contract resulting from your acceptance becomes unconditional, Bidder will provide the consideration (as set out in section 9.1) to you on or before the earlier of:

(1) one month after the date of your acceptance or, if this Offer is subject to a defeating condition when you accept this Offer, within one month after the takeover contract resulting from your acceptance of the Offer becomes unconditional; and

(2) 21 days after the end of the Offer Period.

(b) Where the Acceptance Form requires an additional document to be given with your acceptance (such as a power of attorney):

(1) if that document is delivered with your acceptance, Bidder will provide the consideration in accordance with section 9.5(a);

(2) if that document is given after acceptance and before the end of the Offer Period, while this Offer is subject to a defeating condition, Bidder will provide the consideration to you by the earlier of:

(A) one month after this Offer becomes unconditional; and

(B) 21 days after the end of the Offer Period;

(3) if that document is delivered after acceptance and before the end of the Offer Period, while this Offer is not subject to a defeating condition, Bidder will provide the consideration due to you for your Goodman Fielder Shares by the earlier of:

(A) one month after that document is delivered; and

(B) 21 days after the end of the Offer Period; and

(4) if that document is given after the end of the Offer Period, Bidder will provide the consideration within 21 days after that document is given. However, if at the time the document is given, the takeover contract is still subject to a defeating condition that relates to a circumstance or event referred to in subsection 652C(1) or (2) of the Corporations Act, Bidder will provide the consideration due to you for your Goodman Fielder Shares within 21 days after the Offer becomes unconditional.

(c) If you accept this Offer, Bidder is entitled to all Rights in respect of your Goodman Fielder Shares. Bidder may require you to provide all documents necessary to vest title to those Rights in Bidder, or otherwise to give it the benefit or value of those Rights. If you do not do so, or if you have received the benefit of those Rights, Bidder will be entitled to deduct from the consideration otherwise due to you the amount (or value, as reasonably assessed by Bidder) of those Rights.

(d) Payment of any cash amount to which you are entitled will be made by cheque in A$, unless your address as set out in the register of members of Goodman Fielder is in New Zealand, in which case payment will (unless you specify otherwise in accordance with the instructions on the Acceptance Form) be made to you in NZ$ by cheque drawn on a national bank operating in New Zealand (the exchange rate that will apply is the amount published in the *Australian Financial Review* as the wholesale market spot A$/NZ$ exchange rate on the day Bidder provides funds to its registry for payment to accepting shareholders). The cheque will be sent to you, at your risk, by ordinary mail (or in the case of overseas shareholders, by airmail) to your address as shown on the Acceptance Form or such other address as you may notify to Bidder in writing before dispatch.

(e) If, at the time you accept this Offer, you are a resident in, or a resident of, a place outside Australia to which the Banking (Foreign Regulations) apply you will not be entitled to receive any consideration for Your Goodman Fielder Shares until all requisite authorities or clearances of the Reserve Bank of Australia or of the Australian Taxation Office have been received by Bidder. The places and organisations to which the Banking (Foreign Exchange) Regulations currently apply are Iraq, Libya, Taliban, the government and government authorities of Yugoslavia and the National Union for Total Independence of Angola (and its senior officials and their families and its members).

9.6 Conditions of the Offer

Subject to section 9.7, the completion of the Offer and any contract that results from an acceptance of the Offer, are subject to the fulfilment of the conditions set out below.

Regulatory approval conditions

(a) **Foreign Investment Review Board approval**

One of the following occurring:

(1) the Treasurer of the Commonwealth of Australia (**Treasurer**) advising Bidder before the end of the Offer Period to the effect that there are no objections to the Takeover Bid in terms of the Federal Government's foreign investment policy; or

(2) no order being made in relation to the Takeover Bid under section 22 of the *Foreign Acquisitions and Takeovers Act* 1975 within a period of 40 days after Bidder has notified the Treasurer that it proposes to acquire Shares under the Takeover Bid, and no notice being given by the Treasurer to Bidder during that period to the effect that there are any such objections; or

(3) where an order is made under section 22 of the *Foreign Acquisitions and Takeovers Act* 1975, a period of 90 days having expired after the order comes into operation and no notice having been given by the Treasurer to Bidder during that period to the effect that there are any such objections.

(b) **ACCC**

Either:

(1) at the end of the Offer Period, the Australian Competition and Consumer Commission (**ACCC**) has not commenced or threatened in writing to commence legal proceedings seeking orders to restrain the acquisition of Goodman Fielder Shares by Bidder under the Offer; or

(2) before the end of the Offer Period, Bidder has received notice in writing from the ACCC stating, or stating to the effect that:

(A) the ACCC does not propose to intervene or seek to prevent the acquisition of Goodman Fielder Shares by Bidder pursuant to section 50 of the Trade Practices Act; and

(B) the ACCC does not seek to impose conditions on the Bidder's acquisition of shares in Goodman Fielder or require undertakings of the Bidder in relation to the acquisition of shares in Goodman Fielder.

(c) **New Zealand Commerce Commission**

Before the end of the Offer Period, unconditional clearance or authorisation is granted by the New Zealand Commerce Commission under the New Zealand Commerce Act 1986 for the acquisition of Goodman Fielder Shares by Bidder under the Offer.

(d) **Hart-Scott-Rodino (USA)**

If required, before the end of the Offer Period, all applicable waiting periods (including any extensions thereof) under the United States Hart-Scott-Rodino Antitrust Improvements Act of 1976 and the regulations thereunder have expired, lapsed or been terminated in respect of the Offer without the US Department of Justice or the Federal Trade Commission challenging the acquisition of Goodman Fielder by Bidder or by any member of the Burns Philp Group.

(e) **Other regulatory approvals**

Before the end of the Offer Period, all regulatory approvals or consents that are required by law, or by any public authority, as are necessary to permit:

(1) the Offer to be lawfully made to and accepted by Goodman Fielder shareholders; and

(2) the transactions contemplated by this Bidder's Statement, including full, lawful and effectual implementation of the intentions set out in section 5 of this Bidder's Statement, to be completed,

are granted, given, made or obtained on an unconditional basis, remain in full force and effect in all respects, and do not become subject to any notice, intimation or indication of intention to revoke, suspend, restrict, modify or not renew the same.

(f) **No Regulatory Action**

Between the Announcement Date and the end of the Offer Period:

(1) there is not in effect any preliminary or final decision, order or decree issued by any government, governmental agency, court or public authority;

(2) no action or investigation is announced, commenced or threatened by any government, governmental agency, court or public authority; and

(3) no application is made to any government, governmental agency, court or public authority (other than by Bidder or any associate of Bidder),

in consequence of or in connection with the Offer (other than a determination by ASIC or the Takeovers Panel in exercise of the powers and discretions conferred by the Corporations Act) which restrains, prohibits or impedes, or threatens to restrain, prohibit or impede, the making of the Offer and the completion of the transaction contemplated by this Bidder's Statement, including full, lawful and effectual implementation of the intentions set out in section 5 of this Bidder's Statement.

Accounting conditions

(g) **Earnings Confirmation**

The Target's Statement containing a statement (**Earnings Confirmation**), expressed to be made with the approval of the Directors of Goodman Fielder, which confirms, after due enquiry, each of the matters set out below, and the Earnings Confirmation not being materially varied, revoked or qualified (whether in any supplementary target's statement or otherwise) prior to the close of the Offer:

(1) For each of the financial years ended 30 June 2000, 30 June 2001 and 30 June 2002:

(A) Trading EBIT:

(i) does not include any Non Recurring revenue items in excess of $10,000,000 in aggregate in any financial year; and

(ii) does not exclude any Recurring expense items in excess of $10,000,000 in aggregate in any financial year;

(B) rationalisation and restructuring costs do not include any Recurring expense items in excess of $10,000,000 in aggregate in any financial year; and

(C) no amount in respect of any provision created through expensing of any rationalisation and restructuring costs has been applied towards satisfaction of any Recurring expenses in excess of $10,000,000 in aggregate in any financial year.

(2) In respect of the financial year ending 30 June 2003:

(A) the forecast consolidated net operating profit after tax of the Goodman Fielder Group of between $114,000,000 and $128,000,000, as announced at the 2002 AGM of Goodman Fielder, does not include any Significant Items; and

(B) the Directors, based on reasonable assumptions, do not expect the Goodman Fielder Group to incur aggregate rationalisation and restructuring costs in excess

of the amount of provision for rationalisation and restructuring included in the $82.5 million "other (primarily rationalisation and restructuring)" provision stated in Note 16 in the 2002 Annual Accounts.

(h) **Liabilities Confirmation**

The Target's Statement containing a statement (**Liabilities Confirmation**), expressed to be made with the approval of the Directors, which confirms, after due enquiry, each of the matters set out below (which in the case of clause 9.6(h)(3) shall include certification by a qualified actuary), and the Liabilities Confirmation not being materially varied, revoked or qualified (whether in any supplementary target's statement or otherwise) prior to the close of the Offer:

(1) The consolidated Working Capital of the Goodman Fielder Group as at 30 June 2002, as disclosed in the 2002 Annual Accounts:

(i) was reflective of the amounts due to trade creditors in the ordinary course of ordinary business as at 30 June 2002, and no unusual or extended payment terms, or other arrangements in relation to inventory, had been granted or taken as at 30 June 2002 which were materially different from those applying at the end of each of the 11 calendar months immediately preceding June 2002; and

(ii) was reflective of the amount due from debtors in the ordinary course of ordinary business up to 30 June 2002, and no unusual or accelerated payment terms had been agreed with debtors as at 30 June 2002 which were materially different from those applying at the end of each of the 11 calendar months immediately preceding June 2002.

(2) As at the date of the Liabilities Confirmation:

(A) no Off Balance Sheet Debt exists the nature, size and existence of which has not been disclosed in the 2002 Annual Accounts or in announcements by Goodman Fielder to ASX; and

(B) to the best of the knowledge and belief of the Directors, there are no contingent liabilities, tax liabilities arising from any investigation by a taxing authority, environmental liabilities, asset sale warranty claims or indemnity claims in excess of $20,000,000 in aggregate the nature, size and existence of which has not been disclosed in the 2002 Annual Accounts or in announcements to ASX.

(3) Based upon a valuation of the Goodman Fielder Superannuation Fund undertaken not earlier than the Announcement Date and performed on the basis of reasonable assumptions, the fund was not in deficit by an amount in excess of $20,000,000.

Material change conditions

(i) **No persons exercising rights under certain agreements or instruments**

There is no person exercising or purporting to exercise or stating an intention to exercise any rights under any provision of any agreement or other instrument to which Goodman Fielder or any Goodman Fielder subsidiary is a party; or by or to which Goodman Fielder or any Goodman Fielder subsidiary or any of its assets may be bound or be subject, which results, or could result, to an extent to which is material in the context of Goodman Fielder Group taken as a whole, in:

(1) any moneys borrowed by Goodman Fielder or any Goodman Fielder subsidiary being or becoming repayable or being capable of being declared repayable immediately or earlier than the repayment date stated in such agreement or other instrument; or

(2) any such agreement or other such instrument being terminated or modified or any action being taken or arising thereunder; or

(3) the interest of Goodman Fielder or any Goodman Fielder subsidiary in any firm, joint venture, trust corporation or other entity (or any arrangements relating to such interest) being terminated or modified; or

(4) the business of Goodman Fielder or any Goodman Fielder subsidiary with any other person being adversely affected.

(j) **Material adverse change of Goodman Fielder**

Before the end of the Offer Period, there not having occurred, been announced or becoming known to Bidder (whether or not becoming public) any event, change or condition that has had, or could reasonably be expected to have, a material adverse effect on the business, financial or trading position, assets or liabilities, profitability or prospects of Goodman Fielder or any of its subsidiaries, taken as a whole, since 30 June 2002 (except for such events, changes or conditions disclosed in public filings by Goodman Fielder or any of its subsidiaries prior to 12 December 2002 and any event, change or condition that may arise as a consequence of the announcement or consummation of the Offer or the financing of the Offer), including where it becomes known to Bidder that information publicly filed by Goodman Fielder or any of its subsidiaries is, or is likely to be, incomplete, incorrect or untrue or misleading.

(As at the Announcement Date, Bidder was not aware of any event, change or condition that may cause a breach of this condition).

(k) **Material adverse change of Burns Philp**

Between the Announcement Date and the end of the Offer Period, there not having occurred, been announced or made known to Bidder any event, change or condition that has had, or could reasonably be expected to have, a material adverse effect on the business, assets, operations, financial condition or prospects of Burns Philp and its subsidiaries, taken as a whole (excluding any event, change or condition that may arise as a consequence of the announcement or consummation of the Offer or the financing for the Offer, or that is within the sole control of, or is a direct result of action by, Burns Philp or any of its subsidiaries).

(l) **Adverse change in financial markets**

Between the Announcement Date and the end of the Offer Period, there being no disruption or adverse change in financial, banking or capital markets, or in the market for new issuances of leveraged loans, in each case that could reasonably be expected to adversely affect the syndication of the Facilities.

(m) **No material acquisitions or disposals**

That, except for any proposed transaction publicly announced by Goodman Fielder before the Announcement Date, none of the following events occur during the period from that date to the end of the Offer Period:

(1) Goodman Fielder or any subsidiary acquires, offers to acquire or agrees to acquire one or more companies, businesses or assets (or an interest in one or more companies, businesses or assets) for an amount in aggregate greater than A$30,000,000, or makes an announcement in relation to such an acquisition;

(2) Goodman Fielder or any subsidiary disposes of, offers to dispose of, or agrees to dispose of, one or more companies, businesses or assets (or an interest in one or more companies, businesses or assets) for an amount, or whose book value (as recorded in Goodman Fielder's balance sheet as at 30 June 2002) is, in aggregate greater than A$30,000,000, or makes an announcement in relation to such a disposition,

and during that period the business of the Goodman Fielder Group is otherwise carried on in the ordinary course of ordinary business.

(n) **Flour Supply Contract**

The flour supply contract executed between the Goodman Fielder Group and the purchasers of the Australian flour milling business previously owned by the Goodman Fielder Group provides for the supply of flour to the Goodman Fielder Group on substantially the same or improved terms and conditions, including as to pricing, applying to such supply on an intersegment basis within the Goodman Fielder Group prior to the sale of that business as disclosed in Note 32 to the 2002 Annual Accounts.

(o) **Index out**

Between the Announcement Date and the end of the Offer Period, the S&P ASX 200 Index does not fall below 2700 at any time on any ASX trading day.

(p) **No prescribed occurrences**

During the period from the Announcement Date to the date 3 business days after the end of the Offer Period, none of the occurrences listed in Annexure G (being the occurrences listed in section 652C of the Corporations Act) happen (other than an issue of Goodman Fielder Shares in the circumstances referred to in clause 9.1(d)(2)).

Financing and minimum acceptance conditions

(q) **Availability of Facilities**

During, and at the end of the Offer Period:

(1) each of the preconditions to the availability of the Facilities is and remains satisfied; and

(2) there is no event of default, or potential event of default, under the Facilities.

(r) **Minimum acceptance**

During, or at the end of the Offer Period, Bidder and its associates have relevant interests in at least 90% of the Goodman Fielder Shares.

9.7 Nature and benefit of conditions

(a) The condition in clause 9.6(a) is a condition precedent to Bidder's acquisition of any interest in Shares of a kind which would cause a breach of the provisions of laws referred to therein. Notwithstanding your acceptance of the Offer, unless and until the condition in clause 9.6(a) is satisfied:

(1) no contract for the sale of Your Goodman Fielder Shares will come into force or be binding on you or on Bidder;

(2) Bidder will have no rights (conditional or otherwise) in relation to Goodman Fielder Shares; and

(3) you will be entitled to withdraw your acceptance by having your Controlling Participant transmit a valid originating message to the Securities Clearing House specifying the Shares to be released from the sub-position, in accordance with Rule 16.5 of the SCH Business Rules, at any time prior to the satisfaction of that condition.

(b) The other conditions in clause 9.6 are conditions subsequent. The non-fulfilment of any condition subsequent does not, until the end of the Offer Period (or in the case of the conditions in section 9.6(n), until three business days after the end of the Offer Period), prevent a contract to sell Your Goodman Fielder Shares from arising, but entitles Bidder by written notice to you, to rescind the contract resulting from your acceptance of this Offer.

(c) Subject to the Corporations Act, Bidder alone is entitled to the benefit of the conditions in clause 9.6, or to rely on any non-fulfilment of any of them.

(d) Each condition in clause 9.6 is a separate, several and distinct condition.

9.8 Best endeavours in relation to conditions

(a) Burns Philp and its subsidiaries (including Bidder) will each:

(1) use their best endeavours to procure that each of the conditions in clause 9.6 is satisfied; and

(2) not do or omit to do anything which may cause a breach of any such condition.

(b) Without limiting clause 9.8(a), in relation to the condition in clause 9.6(q), Burns Philp and Bidder will each:

(1) use their best endeavours to ensure that each of the preconditions to the availability of the Facilities is and remains satisfied; and

(2) not do or omit to do any thing which may trigger an event of default under the Facilities.

9.9 Freeing Offer of conditions

(a) Bidder may free this Offer and any contract resulting from acceptance from all or any of the conditions in section 9.6 (other than the condition in section 9.6(a)) generally or in relation to any specific occurrence by giving notice in writing to Goodman Fielder and to ASX declaring this Offer to be free from the relevant condition or conditions specified in accordance with section 650F of the Corporations Act. This notice may be given:

(1) in the case of the condition in section 9.6(p) – not less than three business days after the end of the Offer Period; and

(2) in the case of the other conditions in section 9.6 – not less than 7 days before the end of the Offer Period.

(b) Bidder may not, at any time, declare the Offer free of the condition in section 9.6(a).

(c) If, at the end of the Offer Period (or in the case of the conditions in section 9.6(p), within three business days after the end of the Offer Period), the conditions in section 9.6 have not been fulfilled and Bidder has not declared the Offer (or it has not become) free from those conditions, all contracts resulting from the acceptance of the Offer will be automatically void.

9.10 Notice on the status of conditions

The date for giving the notice on the status of the conditions referred to in section 9.9 required by section 630(1) of the Corporations Act is 24 January 2003 (subject to extension in accordance with section 630(2) of the Corporations Act if the Offer Period is extended).

9.11 Withdrawal of Offer

(a) This Offer may be withdrawn with the consent in writing of ASIC, which consent may be subject to conditions. If so, Bidder will give notice of the withdrawal to ASX and to Goodman Fielder and will comply with any other conditions imposed by ASIC.

(b) If this Offer is withdrawn, all contracts arising from its acceptance become void.

9.12 Variation of Offer

Bidder reserves the right to vary this Offer in accordance with the Corporations Act.

9.13 No stamp duty or brokerage

Bidder will pay any stamp duty or brokerage charges payable on the transfer of Your Goodman Fielder Shares to it.

9.14 Governing law

This Offer and any contract that results from your acceptance of this Offer are governed by the laws in force in New South Wales.

Burns Philp

BURNS, PHILP & COMPANY LIMITED

ABN 65 000 000 359

ACCEPTANCE FORM

THIS IS AN IMPORTANT DOCUMENT. IF YOU ARE IN DOUBT AS TO HOW TO COMPLETE THIS FORM, PLEASE CONSULT YOUR FINANCIAL ADVISER OR OTHER PROFESSIONAL ADVISER IMMEDIATELY.

Number of shares

HIN/SRN/CSN

Securities subregister

Takeover Offer by BPC1 Pty Limited (ABN 45 101 665 918) ("BPC") (a wholly owned subsidiary of Burns, Philp & Company Limited) to acquire all your Shares in Goodman Fielder Limited for A$1.85 per Share (or, if your address is in New Zealand, the NZ$ equivalent at the exchange rate determined under the Offer, unless you elect to receive A$1.85 per share in Section B(a) below).

Use this Acceptance Form to accept the Offer from BPC. By accepting this offer, you are accepting for all of the Goodman Fielder Shares described ...e. **You cannot accept the Offer for only part of your holding.** You should read the Bidder's Statement which accompanies this Acceptance ...n. To accept the Offer contained in that document, you must complete this form.

If your Goodman Fielder Shares are held in an Issuer Sponsored holding (as indicated by "Issuer Sponsored" appearing next to the "SUBREGISTER" shown above), please sign and date in the appropriate boxes in section C below.

If your Goodman Fielder Shares are held in a CHESS holding (as indicated by "CHESS" appearing next to the "SUBREGISTER" shown above), ...se read section A below.

If your address above is in New Zealand OR if your Shares are on the New Zealand register (as indicated by "New Zealand" appearing next to the "SUBREGISTER" shown above) please complete section B below (as applicable) and then sign and date in the appropriate boxes in section C below.

Section A. CHESS holders only

If your Goodman Fielder Shares are held on the CHESS subregister (shown above), to accept this Offer you can:

- instruct your Controlling Participant (Broker or Non-Broker Participant) to accept the Offer on your behalf (you do not need to return this Acceptance Form); OR
- if you want us to contact your Broker on your behalf, write their details here, sign and date where indicated in Section C and mail or deliver this Acceptance Form in accordance with the instructions overleaf.

Broker details for CHESS holders only

Broker's Name:

Broker's Address:

Broker's Telephone:

Section B. New Zealand shareholders and register only

(a) Election to receive A$1.85 per Share, instead of its NZ$ equivalent

If your address above is in New Zealand, please tick this box if you wish to receive your consideration for accepting the Offer in AUSTRALIAN dollars (A$). Please note that in accordance with the terms of the Offer, you will receive consideration for accepting the Offer in New Zealand dollars (NZ$) (at the exchange rate determined under the Offer) UNLESS you tick this box.

(b) FASTER Identification Number (FIN)

Please enter your FIN here if you are on the New Zealand subregister (as indicated by New Zealand appearing next to "SUBREGISTER" above).

Section C. Signature of Goodman Fielder Shareholder(s)*

IMPORTANT: Please see overleaf for signing declaration and further important instructions.

Securityholder 1 (Individual)	Joint Securityholder 2 (Individual)	Joint Securityholder 3 (Individual)
Sole Director and Sole Secretary *(if Australian company)*	Director/Company Secretary *(if company)*	Director *(if company)*
	/ /	
Sole Director *(if New Zealand company)*	Date	

Please enter your telephone number where you may be contacted during business hours: (______)________________

*YOUR ACCEPTANCE MUST BE RECEIVED BY NO LATER THAN THE END OF THE OFFER PERIOD WHICH IS 7.00pm SYDNEY TIME ON 4TH FEBRUARY 2003 (UNLESS THE OFFER IS EXTENDED).

GMFT TKO001

Further Important Instructions

Words used in this Acceptance Form have the same meaning as those defined in the Definitions set out in Section 10 of the Bidder's Statement.

1 Acceptance Instructions

- Please check the front page of this Acceptance Form to ensure that your address and the number of Goodman Fielder Shares shown are correct. If incorrect, please write your correct details and initial changes.
- Where appropriate, please sign and date this Acceptance Form in the box for signature set out in section C on the front page of this Acceptance Form.
- **Joint shareholders**: If your Goodman Fielder Shares are held in the names of more than one person, all of you must sign this Acceptance Form.
- **Companies**: This form must be signed by two directors, a director and company secretary, or by the sole director in the case of an Australian company with a sole director who is also the sole company secretary or in the case of a New Zealand company with a sole director and no company secretary. Delete titles as applicable.
- **Under powers of attorney**: If this Acceptance Form is signed under a power of attorney, please attach a certified copy of power of attorney to this Acceptance Form when you return it.
- **Deceased estates**: When you return this Acceptance Form, please attach it to a certified copy of probate, letters of administration or certificate of grant accompanied (where required by law for the purpose of transfer) by a certificate of payment of death or succession duties and (if necessary) a statement in terms of section 1071B(9)(b)(iii) of the Corporations Act
- **CHESS Holdings**: If your Goodman Fielder Shares are held in a CHESS Holding, please instruct your Controlling Participant (Broker or Non-Broker Participant) to accept the Offer in accordance with the SCH Business Rules.
- **Sale and purchase of shares**: If you have sold some of your Goodman Fielder Shares or bought some Goodman Fielder Shares, amend the number of Goodman Fielder Shares held by you as shown on the front page of the Acceptance Form and initial the amendment.

Information you supply on this Acceptance Form will be used by BPC and ASX Perpetual Registrars Limited for the primary purpose of processing your acceptance of the Offer and to provide you with the consideration payable under the Offer. This information may be disclosed to BPC's professional advisers, securities brokers, printing and mailing providers and other third parties in connection with the Offer. If you fail to supply this information, your acceptance may not be processed and you may not receive the consideration payable. You may have rights to access the personal information you have supplied. Please see ASX Perpetual's privacy policy on its website www.asxperpetual.com.au.

2 Signing Declaration

By signing this Acceptance Form, I/We, the person(s) named, being the holder(s) of the Goodman Fielder Shares shown:

(a) accept the Offer in respect of all my/our Goodman Fielder Shares and hereby agree to transfer to BPC the number of Goodman Fielder Shares described above for the consideration specified in the Offer;

(b) agree to be bound by the terms and conditions of the Offer (including my/our representations, warranties and agreements) set out in Section 9 of the Bidder's Statement; and

(c) if the Goodman Fielder Shares described above are held on the CHESS subregister, authorise BPC to instruct my/our Broker (or other Controlling Participant) to accept the Offer on my/our behalf.

If this Acceptance Form is signed under power of attorney, the attorney declares that he/she has no notice of the revocation of the power of attorney.

3 Mail or Delivery Instructions

- Goodman Fielder Shareholders should mail or deliver their completed Acceptance Form(s) and any other documents required by these instructions to:

Mail to:	or	Deliver in person to:
ASX Perpetual Registrars Limited Goodman Fielder takeover offer Locked Bag A14 SYDNEY SOUTH NSW 1234 AUSTRALIA		ASX Perpetual Registrars Limited Goodman Fielder takeover offer Level 8, 580 George Street SYDNEY NSW 2000 AUSTRALIA

- A reply paid envelope is enclosed to Goodman Fielder Shareholders with Australian addresses. An international reply paid envelope is enclosed to Goodman Fielder Shareholders with addresses outside Australia.

IF YOU HAVE ANY QUESTIONS ABOUT THE TERMS OF THE OFFER OR ABOUT HOW TO ACCEPT THE OFFER, PLEASE CALL THE GOODMAN FIELDER OFFER INFORMATION LINE ON 1300 888 943 (GOODMAN FIELDER SHAREHOLDERS RESIDENT IN NEW ZEALAND SHOULD DIAL 0800 006 675, OTHER INTERNATIONAL CALLERS DIAL +612 9240 7512). PLEASE NOTE THAT THE CORPORATIONS ACT MAKES IT COMPULSORY FOR ALL CALLS MADE TO OR RECEIVED BY THE GOODMAN FIELDER OFFER INFORMATION LINES TO BE RECORDED, INDEXED AND STORED.

BPC1 Pty Limited (ABN 45 101 665 918)
Company notice – subsection 650D(1) Corporations Act 2001
Notice of variation

To: **Australian Securities and Investments Commission ("ASIC");**

Goodman Fielder Ltd; and

Each person to whom offers were made under the takeover bid referred to in this notice.

BPC1 Pty Limited (**Burns Philp**) gives notice under subsection 650D(1) of the Corporations Act 2001 that it hereby varies its takeover offer dated 3 January 2003 (**Offer**) for all of the ordinary shares in Goodman Fielder Ltd (**Goodman Fielder**) which is contained in a bidder's statement dated 19 December 2002 (**Bidder's Statement**) by:

1 adding a new clause 9.4A after clause 9.4 which reads as follows:

9.4A Withdrawal Right

(a) Notwithstanding anything to the contrary in this section 9, you are entitled to withdraw your acceptance of the Offer at any time after the date of the Offer and before the time (**Cut-off Time**) which is the earlier of:

(1) 7:00pm (Sydney time) on the date which is 10 days from the date Bidder dispatches a supplementary bidder's statement to Goodman Fielder shareholders which (among other things) confirms that final documentation required for the funding under the Facilities has been settled and signed by the parties thereto; and

(2) the time (if any) at which Bidder declares the Offer free of the condition specified in clause 9.6(q).

(b) You may withdraw your acceptance under clause 9.4A(a):

(1) if Your Goodman Fielder Shares are held on Goodman Fielder's issuer sponsored subregister – by authorising and instructing Bidder to do so in accordance with the SCH Business Rules by completing and returning to Bidder a Withdrawal Form in accordance with the instructions on the Withdrawal Form prior to the Cut-Off Time;

(2) if Your Goodman Fielder Shares are held in a CHESS Holding – by either instructing your Controlling Participant to transmit a Valid Originating Message to the SCH specifying the Shares to be released from the Offer Accepted Sub-Position in accordance with Rule 16.5 of the SCH Business Rules, or completing and returning to Bidder a Withdrawal Form in accordance with the instructions on the Withdrawal Form prior to the Cut-Off Time; or

(3) if you are a Broker or Non-Broker Participant – by transmitting a Valid Originating Message to the SCH specifying the shares to be released from the Offer Accepted Sub-Position in accordance with Rule 16.5 of the SCH Business Rules prior to the Cut-Off Time.

To be effective, a Withdrawal Form must be received at the address in Australia specified on the Withdrawal Form prior to the Cut-Off Time.

(c) For the purposes of this Offer, the phrase "**Withdrawal Form**" means the withdrawal form made available for the purpose of the exercise of the withdrawal right described in clause 9.4A(a) and (b)."; and

2 amending clause 9.6(q) as follows:

(a) adding after the word "satisfied" where appearing in clause 9.6(q)(1) the words "(excluding preconditions that have been waived by the Underwriters)"; and

(b) adding after the word "Facilities" where appearing in clause 9.6(q)(2) the words "(excluding events of default or potential events of default that have been waived by the Underwriters)".

A copy of this notice was lodged with the ASIC on 14 January 2003. ASIC takes no responsibility for the contents of this notice.

Dated 14 January 2003

Signed for and on behalf of Burns Philp by two directors of Burns Philp authorised to sign this notice pursuant to a resolution passed at a meeting of directors of Burns Philp.

Director	Director
Alan McGregor	Thomas Degnan
Name	Name

BPC1 Pty Limited (ABN 45 101 665 918)
Company notice – subsection 650D(1) Corporations Act 2001
Notice of variation – extension of offer period

To: Australian Securities and Investments Commission ("ASIC");

Goodman Fielder Ltd ("Goodman Fielder"); and

Each person to whom offers were made under the takeover bid referred to in this notice.

BPC1 Pty Limited (**Burns Philp**) gives notice under subsection 650D(1) of the Corporations Act 2001 that:

1 it hereby varies its takeover offer dated 3 January 2003 (**Offer**) for all of the ordinary shares in Goodman Fielder which is contained in its bidder's statement dated 19 December 2002 (**Bidder's Statement**) by extending the period during which the Offer will remain open so that the Offer will now close at 7:00pm (Sydney time) on 18 February 2003; and

2 the Offer is hereby varied by:

(a) replacing "4 February 2003" with "18 February 2003" in section 9.2(a) of the Bidder's Statement; and

(b) replacing "24 January 2003" with "7 February 2003" in section 9.10 of the Bidder's Statement; and

(c) replacing "4 February 2003" with "18 February 2003" where appearing on the Acceptance Form.

A copy of this notice was lodged with the ASIC on 22 January 2003. ASIC takes no responsibility for the contents of this notice.

Dated 22 January 2003

Signed for and on behalf of Burns Philp by two directors of Burns Philp authorised to sign this notice pursuant to a resolution passed at a meeting of directors of Burns Philp.

Director	Director
Graeme Hart	Thomas Degnan

004330776

Form 1

Reg. 4

(Securities Amendment Act 1988)

Substantial Security Holder Notice

Tick the appropriate box(es)

- [ ] Notice that a person has become a substantial security holder (section 20(3))
- [ ] Notice that a person has ceased to be a substantial security holder (section 21(3))
- [√] Notice of change in the number of voting securities in which a substantial security holder has a relevant interest (section 21(2))
- [ ] Notice of a change in the nature of relevant interest held by a substantial security holder (section 22)

1*. Goodman Fielder Limited
Name of public issuer

Bums, Philp & Company Limited
Name of substantial security holder

Level 23, 56 Pitt Street, Sydney, New South Wales, Australia
Address of substantial security holder

Philip West
Contact name for queries

61 2 9259 1384
Telephone number

2*. 189,549,326
Total number of voting securities of the public issuer in which a relevant interest is held

1,188,820,329
Total number of voting securities issued by public issuer

15.94%
Total percentage

Ordinary Shares
Class of voting securities

One
Number of votes attached to each voting security in that class

3*.

	BENEFICIAL RELEVANT INTERESTS	NON-BENEFICIAL RELEVANT INTERESTS
Number of voting securities of the class in which a (non-)beneficial relevant interest is held	175,980,000	13,569,326
Percentage held at date of THIS notice	14.80%	1.14%
Percentage held at date of LAST notice (if any)	14.91%	0%

4*. DETAILS OF EACH RELEVANT INTEREST

	BENEFICIAL	NON-BENEFICIAL
5*. Name(s) of registered holder(s)	BPC1 Pty Limited	BPC1 Pty Limited
6*. Provision(s) of section 5		5(1)(f)
Date(s) of transaction(s)	N/A	8 January- 30 January 2003
7*. Number of voting securities	N/A	13,569,326
Consideration (expressed in NZ$)	N/A	27,111,513.35

(See notes on page 2)
Description of nature of transaction(s), including the name(s) of any other party to the transaction(s) (if known)

NZSUBSTANTIALHOLDERNOTICE 31JAN2003.DOC:

8*. Relevant documentation - forms part of this notice .... [√]

is not required to be filed .... [ ]

has already been filed with the notice dated .... [ ]

9*.

[17]	13 December 2002	
Number of pages that accompany this notice (if any)	Date of last notice (if any)	Name(s) of any other person(s) who is (are) believed to have given, or to be intending to give, a substantial security holder notice in relation to the securities to which this notice relates

I declare that to the best of my knowledge and belief the information contained in this notice is correct and that I am duly authorised to give this notice:

[signature]	Philip John Presnell West	31 January 2003
Signature (unless filed by electronic means other than facsimile)	Full name	Date

Notes:

1. The reduction in the percentage of voting securities in which the substantial security holder has a relevant interest does not result from any acquisition or disposition of voting securities by the substantial security holder. Instead that reduction results from the total number of ordinary shares in Goodman Fielder on issue having increased to 1,188,820,329 since the substantial security holder last gave a notice on 13 December 2002.

2. The non-beneficial relevant interests arise from acceptances received from a wide range of Goodman Fielder shareholders under BPC1 Pty Limited's takeover offer. The shares represented by those acceptances will only be acquired by BPC1 Pty Limited under the takeover offer if the takeover offer becomes unconditional. The consideration payable for those shares under the takeover offer is A$1.85. That consideration has been converted to NZ$ for the purposes of this notice at a rate of A$1.00 = NZ$1.08. The documents under which those non-beneficial relevant interests arise are the following attached documents:

   (a) The Bidder's Statement Offer - Section 9 of the Offer;

   (b) Acceptance Form;

   (c) Notice of Variation dated 14 January 2003 – Withdrawal Rights;

   (d) Notice of Variation dated 22 January 2003 – Extension of Offer Period

9 The Offer

9.1 The Offer

(a) Bidder offers to acquire **all** of Your Goodman Fielder Shares for $1.85 per share on and subject to the terms and conditions set out in this section 9.

(b) If you accept the Offer, you will, subject to satisfaction of the conditions in clause 9.6, receive consideration of $1.85 in cash for each of Your Goodman Fielder Shares.

(c) By accepting the Offer, you undertake to transfer to Bidder not only Your Goodman Fielder Shares, but also all Rights attached to those shares (see section 9.5(c)).

(d) The Offer is being made to:

(1) each person registered as the holder of Goodman Fielder Shares in the register of Goodman Fielder shareholders at 9.00 am (Sydney time) on the Register Date; and:

(2) any person who becomes registered or entitled to be registered as the holder of Goodman Fielder Shares during the period commencing on the Register Date and ending at the end of the Offer Period due to the conversion of, or exercise of rights attached to, such securities as are convertible into Goodman Fielder Shares and are on issue as at the Register Date.

(e) If, at the time the Offer is made to you, or at any time during the Offer Period, another person is, or is entitled to be, registered as the holder of Your Goodman Fielder Shares:

(1) a corresponding Offer will be deemed to have been made to that other person in respect of those Goodman Fielder Shares; and

(2) a corresponding Offer will be deemed to have been made to you in respect of any other Goodman Fielder Shares you hold to which the Offer relates.

(f) If you are registered or entitled to be registered as the holder of one or more parcels of Goodman Fielder Shares as trustee or nominee for, or otherwise on account of, another person, you may accept as if a separate Offer had been made in relation to each of those parcels and any parcel you hold in your own right. To validly accept the Offer for each parcel, you must comply with the procedure in subsection 653B(3) of the Corporations Act.

(g) If Your Goodman Fielder Shares are registered in the name of a broker, investment dealer, bank, trust company or other nominee you should contact that nominee for assistance in accepting the Offer.

(h) The Offer is dated 3 January 2003.

9.2 Offer Period

(a) The Offer will remain open for acceptance during the period commencing on the date the first Offer is made under the bid and ending at 7:00pm (Sydney time) on 4 February 2003 unless withdrawn or extended in accordance with the Corporations Act.

(b) Bidder reserves the right, exercisable in its sole discretion, to extend the Offer Period in accordance with the Corporations Act.

(c) If, within the last seven days of the Offer Period, either of the following events occur:

(1) the Offer is varied to improve the consideration offered; or

(2) Bidder's voting power in Goodman Fielder increases to more than 50%,

then the Offer Period will be automatically extended so that it ends 14 days after the relevant event.

9.3 How to accept the Offer

(a) **General**

(1) Subject to section 9.1(f), you may accept the Offer **only** in respect of **all** of Your Goodman Fielder Shares.

(2) You may accept the Offer at any time during the Offer Period.

(b) **Issuer sponsored shares**

If Your Goodman Fielder Shares are held on Goodman Fielder's issuer sponsored subregister, to accept the Offer, you must:

(1) complete and sign the Acceptance Form enclosed with this Bidder's Statement (and which forms part of this Offer) in accordance with the terms of this Offer and the instructions on the Acceptance Form; and

(2) ensure that the Acceptance Form and any documents required by the terms of this Offer and the instructions on the Acceptance Form are received before the expiry of the Offer Period at the address indicated on the Acceptance Form.

(c) **CHESS holdings**

To accept the Offer for Shares held in a CHESS Holding:

(1) if you are not a Broker or Non-Broker Participant, you may either:

(A) by completing, signing and returning the enclosed Acceptance Form in accordance with the instructions on it, authorise Bidder to instruct your Controlling Participant on your behalf to initiate acceptance of this Offer in accordance with Rule 16.3 of the SCH Business Rules; or

(B) instruct your broker or Controlling Participant to initiate acceptance of this Offer in accordance with Rule 16.3 of the SCH Business Rules before the end of the Offer Period; or

(2) if you are a Broker or Non-Broker Participant, you must initiate acceptance of this Offer in accordance with Rule 16.3 of the SCH Business Rules before the end of the Offer Period.

(d) **Receipt of Acceptance Form**

(1) To accept the Offer by completing the Acceptance Form, you should complete and sign the Acceptance Form in accordance with the instructions on it, and return it together with any necessary documents so that it is received by Bidder before the end of the Offer Period.

(2) If your Acceptance Form (including any documents required by the terms of the Offer and the instructions on the Acceptance Form) is returned by post, it will be deemed to be received in time if the envelope in which it is sent is post-marked before the end of the Offer Period even if it is received after that date.

(3) If your Acceptance Form (including any documents required by the terms of the Offer and the instructions on the Acceptance Form) is returned by facsimile, it will be deemed to be received in time if the facsimile transmission is received (evidenced by a confirmation of successful transmission) before the end of the Offer Period, but you will not be entitled to receive the consideration to which you are entitled, until your original Acceptance Form (including any documents required by the terms of the Offer and the instructions on the Acceptance Form) is received at the address specified above.

(4) The transmission of the Acceptance Form and other documents is at your own risk.

9.4 The effect of acceptance

(a) Once you have accepted the Offer, you will be able to revoke your acceptance at any time while the condition in clause 9.6(a) remains unsatisfied. When the condition in clause 9.6(a) is satisfied, you will be unable to revoke your acceptance and the contract resulting from your acceptance will be binding on you, except as follows:

(1) if, by the relevant times specified in section 9.4(b), the conditions in section 9.6 have not all been satisfied or waived in accordance with section 9.9, the Offer will automatically terminate and your Goodman Fielder Shares will be returned to you; or

(2) if the Offer Period is extended for more than one month and, at the time, the Offer is subject to one or more of the conditions in section 9.6, you may be able to withdraw your acceptance and your Goodman Fielder Shares. A notice will be sent to you at the time explaining your rights in this regard.

(b) The relevant times for the purposes of section 9.4(a)(1) are:

(1) in relation to the condition in section 9.6(p) – three business days after the end of the Offer Period; and

(2) in relation to all other conditions in section 9.6 – the end of the Offer Period.

(c) By signing and returning the Acceptance Form, or otherwise accepting the Offer pursuant to section 9.3, you will be deemed to have:

(1) accepted the Offer (and any variation of it) in respect of all Your Goodman Fielder Shares (even if the number of Goodman Fielder Shares specified on the Acceptance Form differs from the number of Your Goodman Fielder Shares);

(2) agreed to transfer to Bidder all Your Goodman Fielder Shares, subject to this Offer being declared free from the conditions set out in section 9.6 (or such conditions being fulfilled);

(3) represented and warranted to Bidder that at the time of acceptance, and the time the transfer of Your Goodman Fielder Shares to Bidder is registered, all Your Goodman Fielder Shares are and will be fully paid up, and Bidder will acquire good title to them and full beneficial ownership of them free from all mortgages, charges, liens, encumbrances (whether legal or equitable) and adverse interests of any nature and restrictions on transfer of any kind, and that you have full power and capacity to accept this Offer and to sell and transfer the legal and beneficial ownership in those Goodman Fielder Shares to Bidder;

(4) irrevocably authorised Bidder (or any nominee or nominees of Bidder) as your attorney to exercise all your powers and rights attaching to Your Goodman Fielder Shares. This includes, without limitation, powers and rights to requisition, convene, attend and vote in person or by proxy at all general meetings of Goodman Fielder from the time the contract resulting from your acceptance of this offer becomes unconditional, to the earlier of the withdrawal of your acceptance under section 650E of the Corporations Act or the end of the Offer Period or, if all the conditions of the Offer have been satisfied or waived, the registration of Bidder as the holder of those Goodman Fielder Shares;

(5) agreed that in exercising the powers conferred by the power of attorney in section 9.4(c)(4) above, Bidder or its nominee is entitled to act in the interest of Bidder;

(6) agreed not to attend or vote in person at any general meeting of Goodman Fielder, or to exercise or purport to exercise any of the powers conferred on Bidder or its nominee in section 9.4(c)(4) above;

(7) agreed to fully indemnify Bidder in respect of any claim or action against it for any loss, damage or liability whatsoever incurred as a result of you not producing your Holder Identification Number or Security Holder Reference Number in consequence

of the transfers of Your Goodman Fielder Shares being registered by Goodman Fielder without production of your Holder Identification Number or Security Holder Reference Number;

(8) irrevocably authorised Bidder (or any nominee or nominees of Bidder) to alter the Acceptance Form by rectifying any errors in or omissions from it as may be necessary to make it an effective acceptance of this Offer or to enable registration of the transfer of Your Goodman Fielder Shares to Bidder;

(9) if you signed the Acceptance Form in respect of Goodman Fielder Shares which are held in a CHESS holding, irrevocably authorised Bidder (or any nominee or nominees of Bidder) to:

(A) instruct your Controlling Participant to initiate acceptance of this Offer in respect of those Goodman Fielder Shares in accordance with the SCH Business Rules; and

(B) give any other instructions in relation to Your Goodman Fielder Shares to your Controlling Participant, on your behalf under the sponsorship agreement with that Controlling Participant;

(10) irrevocably authorised and directed Goodman Fielder to pay to Bidder, or to account to Bidder for, all Rights in respect of Your Goodman Fielder Shares. If this Offer is withdrawn or rescinded, Bidder will account to you for any such Rights received by Bidder;

(11) irrevocably authorised Bidder to notify Goodman Fielder on your behalf that your place of address for the purpose of serving notices upon you in respect of Your Goodman Fielder Shares is the address specified by Bidder in the notification;

(12) irrevocably authorised Bidder to transmit a message in accordance with SCH Business Rule 16.6.1 to transfer Your Goodman Fielder Shares to the Takeover Transferee Holding, regardless of whether it has paid the consideration due to you under this Offer;

(13) agreed, subject to the conditions of this Offer in section 9.6 being satisfied or waived, to execute all such documents, transfers and assurances as may be necessary or desirable to convey Your Goodman Fielder shares registered in your name and distributions to Bidder.

(d) Bidder may, at any time, in its sole discretion and without further communication to you, determine that any Acceptance Form it receives is a valid acceptance, even if one or more of the requirements for acceptance has not been complied with.

(e) Bidder will provide the consideration to you in accordance with section 9.5, in respect of any part of an acceptance determined by Bidder to be valid.

(f) When you have satisfied the requirements for acceptance in respect of only some of Your Goodman Fielder Shares, Bidder may, in its sole discretion, regard the Offer to be accepted in respect of those Goodman Fielder Shares but not the remainder.

(g) The representations, warranties and authorities referred to in section 9.4(c) will remain in force after you receive the consideration for Your Goodman Fielder Shares and after Bidder becomes registered as the holder of Your Goodman Fielder Shares.

9.5 When you will receive payment

(a) Subject to this section 9.5 and the Corporations Act, if you have accepted this Offer and the contract resulting from your acceptance becomes unconditional, Bidder will provide the consideration (as set out in section 9.1) to you on or before the earlier of:

(1) one month after the date of your acceptance or, if this Offer is subject to a defeating condition when you accept this Offer, within one month after the takeover contract resulting from your acceptance of the Offer becomes unconditional; and

(2) 21 days after the end of the Offer Period.

(b) Where the Acceptance Form requires an additional document to be given with your acceptance (such as a power of attorney):

(1) if that document is delivered with your acceptance, Bidder will provide the consideration in accordance with section 9.5(a);

(2) if that document is given after acceptance and before the end of the Offer Period, while this Offer is subject to a defeating condition, Bidder will provide the consideration to you by the earlier of:

(A) one month after this Offer becomes unconditional; and

(B) 21 days after the end of the Offer Period;

(3) if that document is delivered after acceptance and before the end of the Offer Period, while this Offer is not subject to a defeating condition, Bidder will provide the consideration due to you for your Goodman Fielder Shares by the earlier of:

(A) one month after that document is delivered; and

(B) 21 days after the end of the Offer Period; and

(4) if that document is given after the end of the Offer Period, Bidder will provide the consideration within 21 days after that document is given. However, if at the time the document is given, the takeover contract is still subject to a defeating condition that relates to a circumstance or event referred to in subsection 652C(1) or (2) of the Corporations Act, Bidder will provide the consideration due to you for your Goodman Fielder Shares within 21 days after the Offer becomes unconditional.

(c) If you accept this Offer, Bidder is entitled to all Rights in respect of your Goodman Fielder Shares. Bidder may require you to provide all documents necessary to vest title to those Rights in Bidder, or otherwise to give it the benefit or value of those Rights. If you do not do so, or if you have received the benefit of those Rights, Bidder will be entitled to deduct from the consideration otherwise due to you the amount (or value, as reasonably assessed by Bidder) of those Rights.

(d) Payment of any cash amount to which you are entitled will be made by cheque in A$, unless your address as set out in the register of members of Goodman Fielder is in New Zealand, in which case payment will (unless you specify otherwise in accordance with the instructions on the Acceptance Form) be made to you in NZ$ by cheque drawn on a national bank operating in New Zealand (the exchange rate that will apply is the amount published in the *Australian Financial Review* as the wholesale market spot A$/NZ$ exchange rate on the day Bidder provides funds to its registry for payment to accepting shareholders). The cheque will be sent to you, at your risk, by ordinary mail (or in the case of overseas shareholders, by airmail) to your address as shown on the Acceptance Form or such other address as you may notify to Bidder in writing before dispatch.

(e) If, at the time you accept this Offer, you are a resident in, or a resident of, a place outside Australia to which the Banking (Foreign Regulations) apply you will not be entitled to receive any consideration for Your Goodman Fielder Shares until all requisite authorities or clearances of the Reserve Bank of Australia or of the Australian Taxation Office have been received by Bidder. The places and organisations to which the Banking (Foreign Exchange) Regulations currently apply are Iraq, Libya, Taliban, the government and government authorities of Yugoslavia and the National Union for Total Independence of Angola (and its senior officials and their families and its members).

9.6 Conditions of the Offer

Subject to section 9.7, the completion of the Offer and any contract that results from an acceptance of the Offer, are subject to the fulfilment of the conditions set out below.

Regulatory approval conditions

(a) **Foreign Investment Review Board approval**

One of the following occurring:

(1) the Treasurer of the Commonwealth of Australia (**Treasurer**) advising Bidder before the end of the Offer Period to the effect that there are no objections to the Takeover Bid in terms of the Federal Government's foreign investment policy; or

(2) no order being made in relation to the Takeover Bid under section 22 of the *Foreign Acquisitions and Takeovers Act* 1975 within a period of 40 days after Bidder has notified the Treasurer that it proposes to acquire Shares under the Takeover Bid, and no notice being given by the Treasurer to Bidder during that period to the effect that there are any such objections; or

(3) where an order is made under section 22 of the *Foreign Acquisitions and Takeovers Act* 1975, a period of 90 days having expired after the order comes into operation and no notice having been given by the Treasurer to Bidder during that period to the effect that there are any such objections.

(b) **ACCC**

Either:

(1) at the end of the Offer Period, the Australian Competition and Consumer Commission (**ACCC**) has not commenced or threatened in writing to commence legal proceedings seeking orders to restrain the acquisition of Goodman Fielder Shares by Bidder under the Offer; or

(2) before the end of the Offer Period, Bidder has received notice in writing from the ACCC stating, or stating to the effect that:

(A) the ACCC does not propose to intervene or seek to prevent the acquisition of Goodman Fielder Shares by Bidder pursuant to section 50 of the Trade Practices Act; and

(B) the ACCC does not seek to impose conditions on the Bidder's acquisition of shares in Goodman Fielder or require undertakings of the Bidder in relation to the acquisition of shares in Goodman Fielder.

(c) **New Zealand Commerce Commission**

Before the end of the Offer Period, unconditional clearance or authorisation is granted by the New Zealand Commerce Commission under the New Zealand Commerce Act 1986 for the acquisition of Goodman Fielder Shares by Bidder under the Offer.

(d) **Hart-Scott-Rodino (USA)**

If required, before the end of the Offer Period, all applicable waiting periods (including any extensions thereof) under the United States Hart-Scott-Rodino Antitrust Improvements Act of 1976 and the regulations thereunder have expired, lapsed or been terminated in respect of the Offer without the US Department of Justice or the Federal Trade Commission challenging the acquisition of Goodman Fielder by Bidder or by any member of the Burns Philp Group.

(e) **Other regulatory approvals**

Before the end of the Offer Period, all regulatory approvals or consents that are required by law, or by any public authority, as are necessary to permit:

(1) the Offer to be lawfully made to and accepted by Goodman Fielder shareholders; and

(2) the transactions contemplated by this Bidder's Statement, including full, lawful and effectual implementation of the intentions set out in section 5 of this Bidder's Statement, to be completed,

are granted, given, made or obtained on an unconditional basis, remain in full force and effect in all respects, and do not become subject to any notice, intimation or indication of intention to revoke, suspend, restrict, modify or not renew the same.

(f) **No Regulatory Action**

Between the Announcement Date and the end of the Offer Period:

(1) there is not in effect any preliminary or final decision, order or decree issued by any government, governmental agency, court or public authority;

(2) no action or investigation is announced, commenced or threatened by any government, governmental agency, court or public authority; and

(3) no application is made to any government, governmental agency, court or public authority (other than by Bidder or any associate of Bidder),

in consequence of or in connection with the Offer (other than a determination by ASIC or the Takeovers Panel in exercise of the powers and discretions conferred by the Corporations Act) which restrains, prohibits or impedes, or threatens to restrain, prohibit or impede, the making of the Offer and the completion of the transaction contemplated by this Bidder's Statement, including full, lawful and effectual implementation of the intentions set out in section 5 of this Bidder's Statement.

Accounting conditions

(g) **Earnings Confirmation**

The Target's Statement containing a statement (**Earnings Confirmation**), expressed to be made with the approval of the Directors of Goodman Fielder, which confirms, after due enquiry, each of the matters set out below, and the Earnings Confirmation not being materially varied, revoked or qualified (whether in any supplementary target's statement or otherwise) prior to the close of the Offer:

(1) For each of the financial years ended 30 June 2000, 30 June 2001 and 30 June 2002:

(A) Trading EBIT:

(i) does not include any Non Recurring revenue items in excess of $10,000,000 in aggregate in any financial year; and

(ii) does not exclude any Recurring expense items in excess of $10,000,000 in aggregate in any financial year;

(B) rationalisation and restructuring costs do not include any Recurring expense items in excess of $10,000,000 in aggregate in any financial year; and

(C) no amount in respect of any provision created through expensing of any rationalisation and restructuring costs has been applied towards satisfaction of any Recurring expenses in excess of $10,000,000 in aggregate in any financial year.

(2) In respect of the financial year ending 30 June 2003:

(A) the forecast consolidated net operating profit after tax of the Goodman Fielder Group of between $114,000,000 and $128,000,000, as announced at the 2002 AGM of Goodman Fielder, does not include any Significant Items; and

(B) the Directors, based on reasonable assumptions, do not expect the Goodman Fielder Group to incur aggregate rationalisation and restructuring costs in excess

of the amount of provision for rationalisation and restructuring included in the $82.5 million "other (primarily rationalisation and restructuring)" provision stated in Note 16 in the 2002 Annual Accounts.

(h) **Liabilities Confirmation**

The Target's Statement containing a statement (**Liabilities Confirmation**), expressed to be made with the approval of the Directors, which confirms, after due enquiry, each of the matters set out below (which in the case of clause 9.6(h)(3) shall include certification by a qualified actuary), and the Liabilities Confirmation not being materially varied, revoked or qualified (whether in any supplementary target's statement or otherwise) prior to the close of the Offer:

(1) The consolidated Working Capital of the Goodman Fielder Group as at 30 June 2002, as disclosed in the 2002 Annual Accounts:

(i) was reflective of the amounts due to trade creditors in the ordinary course of ordinary business as at 30 June 2002, and no unusual or extended payment terms, or other arrangements in relation to inventory, had been granted or taken as at 30 June 2002 which were materially different from those applying at the end of each of the 11 calendar months immediately preceding June 2002; and

(ii) was reflective of the amount due from debtors in the ordinary course of ordinary business up to 30 June 2002, and no unusual or accelerated payment terms had been agreed with debtors as at 30 June 2002 which were materially different from those applying at the end of each of the 11 calendar months immediately preceding June 2002.

(2) As at the date of the Liabilities Confirmation:

(A) no Off Balance Sheet Debt exists the nature, size and existence of which has not been disclosed in the 2002 Annual Accounts or in announcements by Goodman Fielder to ASX; and

(B) to the best of the knowledge and belief of the Directors, there are no contingent liabilities, tax liabilities arising from any investigation by a taxing authority, environmental liabilities, asset sale warranty claims or indemnity claims in excess of $20,000,000 in aggregate the nature, size and existence of which has not been disclosed in the 2002 Annual Accounts or in announcements to ASX.

(3) Based upon a valuation of the Goodman Fielder Superannuation Fund undertaken not earlier than the Announcement Date and performed on the basis of reasonable assumptions, the fund was not in deficit by an amount in excess of $20,000,000.

Material change conditions

(i) **No persons exercising rights under certain agreements or instruments**

There is no person exercising or purporting to exercise or stating an intention to exercise any rights under any provision of any agreement or other instrument to which Goodman Fielder or any Goodman Fielder subsidiary is a party; or by or to which Goodman Fielder or any Goodman Fielder subsidiary or any of its assets may be bound or be subject, which results, or could result, to an extent to which is material in the context of Goodman Fielder Group taken as a whole, in:

(1) any moneys borrowed by Goodman Fielder or any Goodman Fielder subsidiary being or becoming repayable or being capable of being declared repayable immediately or earlier than the repayment date stated in such agreement or other instrument; or

(2) any such agreement or other such instrument being terminated or modified or any action being taken or arising thereunder; or

(3) the interest of Goodman Fielder or any Goodman Fielder subsidiary in any firm, joint venture, trust corporation or other entity (or any arrangements relating to such interest) being terminated or modified; or

(4) the business of Goodman Fielder or any Goodman Fielder subsidiary with any other person being adversely affected.

(j) **Material adverse change of Goodman Fielder**

Before the end of the Offer Period, there not having occurred, been announced or becoming known to Bidder (whether or not becoming public) any event, change or condition that has had, or could reasonably be expected to have, a material adverse effect on the business, financial or trading position, assets or liabilities, profitability or prospects of Goodman Fielder or any of its subsidiaries, taken as a whole, since 30 June 2002 (except for such events, changes or conditions disclosed in public filings by Goodman Fielder or any of its subsidiaries prior to 12 December 2002 and any event, change or condition that may arise as a consequence of the announcement or consummation of the Offer or the financing of the Offer), including where it becomes known to Bidder that information publicly filed by Goodman Fielder or any of its subsidiaries is, or is likely to be, incomplete, incorrect or untrue or misleading.

(As at the Announcement Date, Bidder was not aware of any event, change or condition that may cause a breach of this condition).

(k) **Material adverse change of Burns Philp**

Between the Announcement Date and the end of the Offer Period, there not having occurred, been announced or made known to Bidder any event, change or condition that has had, or could reasonably be expected to have, a material adverse effect on the business, assets, operations, financial condition or prospects of Burns Philp and its subsidiaries, taken as a whole (excluding any event, change or condition that may arise as a consequence of the announcement or consummation of the Offer or the financing for the Offer, or that is within the sole control of, or is a direct result of action by, Burns Philp or any of its subsidiaries).

(l) **Adverse change in financial markets**

Between the Announcement Date and the end of the Offer Period, there being no disruption or adverse change in financial, banking or capital markets, or in the market for new issuances of leveraged loans, in each case that could reasonably be expected to adversely affect the syndication of the Facilities.

(m) **No material acquisitions or disposals**

That, except for any proposed transaction publicly announced by Goodman Fielder before the Announcement Date, none of the following events occur during the period from that date to the end of the Offer Period:

(1) Goodman Fielder or any subsidiary acquires, offers to acquire or agrees to acquire one or more companies, businesses or assets (or an interest in one or more companies, businesses or assets) for an amount in aggregate greater than A$30,000,000, or makes an announcement in relation to such an acquisition;

(2) Goodman Fielder or any subsidiary disposes of, offers to dispose of, or agrees to dispose of, one or more companies, businesses or assets (or an interest in one or more companies, businesses or assets) for an amount, or whose book value (as recorded in Goodman Fielder's balance sheet as at 30 June 2002) is, in aggregate greater than A$30,000,000, or makes an announcement in relation to such a disposition,

and during that period the business of the Goodman Fielder Group is otherwise carried on in the ordinary course of ordinary business.

(n) **Flour Supply Contract**

The flour supply contract executed between the Goodman Fielder Group and the purchasers of the Australian flour milling business previously owned by the Goodman Fielder Group provides for the supply of flour to the Goodman Fielder Group on substantially the same or improved terms and conditions, including as to pricing, applying to such supply on an intersegment basis within the Goodman Fielder Group prior to the sale of that business as disclosed in Note 32 to the 2002 Annual Accounts.

(o) **Index out**

Between the Announcement Date and the end of the Offer Period, the S&P ASX 200 Index does not fall below 2700 at any time on any ASX trading day.

(p) **No prescribed occurrences**

During the period from the Announcement Date to the date 3 business days after the end of the Offer Period, none of the occurrences listed in Annexure G (being the occurrences listed in section 652C of the Corporations Act) happen (other than an issue of Goodman Fielder Shares in the circumstances referred to in clause 9.1(d)(2)).

Financing and minimum acceptance conditions

(q) **Availability of Facilities**

During, and at the end of the Offer Period:

(1) each of the preconditions to the availability of the Facilities is and remains satisfied; and

(2) there is no event of default, or potential event of default, under the Facilities.

(r) **Minimum acceptance**

During, or at the end of the Offer Period, Bidder and its associates have relevant interests in at least 90% of the Goodman Fielder Shares.

9.7 Nature and benefit of conditions

(a) The condition in clause 9.6(a) is a condition precedent to Bidder's acquisition of any interest in Shares of a kind which would cause a breach of the provisions of laws referred to therein. Notwithstanding your acceptance of the Offer, unless and until the condition in clause 9.6(a) is satisfied:

(1) no contract for the sale of Your Goodman Fielder Shares will come into force or be binding on you or on Bidder;

(2) Bidder will have no rights (conditional or otherwise) in relation to Goodman Fielder Shares; and

(3) you will be entitled to withdraw your acceptance by having your Controlling Participant transmit a valid originating message to the Securities Clearing House specifying the Shares to be released from the sub-position, in accordance with Rule 16.5 of the SCH Business Rules, at any time prior to the satisfaction of that condition.

(b) The other conditions in clause 9.6 are conditions subsequent. The non-fulfilment of any condition subsequent does not, until the end of the Offer Period (or in the case of the conditions in section 9.6(n), until three business days after the end of the Offer Period), prevent a contract to sell Your Goodman Fielder Shares from arising, but entitles Bidder by written notice to you, to rescind the contract resulting from your acceptance of this Offer.

(c) Subject to the Corporations Act, Bidder alone is entitled to the benefit of the conditions in clause 9.6, or to rely on any non-fulfilment of any of them.

(d) Each condition in clause 9.6 is a separate, several and distinct condition.

9.8 Best endeavours in relation to conditions

(a) Burns Philp and its subsidiaries (including Bidder) will each:

(1) use their best endeavours to procure that each of the conditions in clause 9.6 is satisfied; and

(2) not do or omit to do anything which may cause a breach of any such condition.

(b) Without limiting clause 9.8(a), in relation to the condition in clause 9.6(q), Burns Philp and Bidder will each:

(1) use their best endeavours to ensure that each of the preconditions to the availability of the Facilities is and remains satisfied; and

(2) not do or omit to do any thing which may trigger an event of default under the Facilities.

9.9 Freeing Offer of conditions

(a) Bidder may free this Offer and any contract resulting from acceptance from all or any of the conditions in section 9.6 (other than the condition in section 9.6(a)) generally or in relation to any specific occurrence by giving notice in writing to Goodman Fielder and to ASX declaring this Offer to be free from the relevant condition or conditions specified in accordance with section 650F of the Corporations Act. This notice may be given:

(1) in the case of the condition in section 9.6(p) – not less than three business days after the end of the Offer Period; and

(2) in the case of the other conditions in section 9.6 – not less than 7 days before the end of the Offer Period.

(b) Bidder may not, at any time, declare the Offer free of the condition in section 9.6(a).

(c) If, at the end of the Offer Period (or in the case of the conditions in section 9.6(p), within three business days after the end of the Offer Period), the conditions in section 9.6 have not been fulfilled and Bidder has not declared the Offer (or it has not become) free from those conditions, all contracts resulting from the acceptance of the Offer will be automatically void.

9.10 Notice on the status of conditions

The date for giving the notice on the status of the conditions referred to in section 9.9 required by section 630(1) of the Corporations Act is 24 January 2003 (subject to extension in accordance with section 630(2) of the Corporations Act if the Offer Period is extended).

9.11 Withdrawal of Offer

(a) This Offer may be withdrawn with the consent in writing of ASIC, which consent may be subject to conditions. If so, Bidder will give notice of the withdrawal to ASX and to Goodman Fielder and will comply with any other conditions imposed by ASIC.

(b) If this Offer is withdrawn, all contracts arising from its acceptance become void.

9.12 Variation of Offer

Bidder reserves the right to vary this Offer in accordance with the Corporations Act.

9.13 No stamp duty or brokerage

Bidder will pay any stamp duty or brokerage charges payable on the transfer of Your Goodman Fielder Shares to it.

9.14 Governing law

This Offer and any contract that results from your acceptance of this Offer are governed by the laws in force in New South Wales.

Burns Philp

BURNS, PHILP & COMPANY LIMITED

ABN 65 000 000 359

ACCEPTANCE FORM

THIS IS AN IMPORTANT DOCUMENT. IF YOU ARE IN DOUBT AS TO HOW TO COMPLETE THIS FORM, PLEASE CONSULT YOUR FINANCIAL ADVISER OR OTHER PROFESSIONAL ADVISER IMMEDIATELY.

Number of shares

HIN/SRN/CSN

Securities subregister

Takeover Offer by BPC1 Pty Limited (ABN 45 101 665 918) ("BPC") (a wholly owned subsidiary of Burns, Philp & Company Limited) to acquire all your Shares in Goodman Fielder Limited for A$1.85 per Share (or, if your address is in New Zealand, the NZ$ equivalent at the exchange rate determined under the Offer, unless you elect to receive A$1.85 per share in Section B(a) below).

Use this Acceptance Form to accept the Offer from BPC. By accepting this offer, you are accepting for all of the Goodman Fielder Shares described above. **You cannot accept the Offer for only part of your holding.** You should read the Bidder's Statement which accompanies this Acceptance Form. To accept the Offer contained in that document, you must complete this form.

If your Goodman Fielder Shares are held in an Issuer Sponsored holding (as indicated by "Issuer Sponsored" appearing next to the "SUBREGISTER" shown above), please sign and date in the appropriate boxes in section C below.

If your Goodman Fielder Shares are held in a CHESS holding (as indicated by "CHESS" appearing next to the "SUBREGISTER" shown above), please read section A below.

If your address above is in New Zealand OR if your Shares are on the New Zealand register (as indicated by "New Zealand" appearing next to the "SUBREGISTER" shown above) please complete section B below (as applicable) and then sign and date in the appropriate boxes in section C below.

Section A. CHESS holders only

If your Goodman Fielder Shares are held on the CHESS subregister (shown above), to accept this Offer you can:

- instruct your Controlling Participant (Broker or Non-Broker Participant) to accept the Offer on your behalf (you do not need to return this Acceptance Form); OR
- if you want us to contact your Broker on your behalf, write their details here, sign and date where indicated in Section C and mail or deliver this Acceptance Form in accordance with the instructions overleaf.

Broker details for CHESS holders only

Broker's Name:

Broker's Address:

Broker's Telephone:

Section B. New Zealand shareholders and register only

(a) **Election to receive A$1.85 per Share, instead of its NZ$ equivalent**

If your address above is in New Zealand, please tick this box if you wish to receive your consideration for accepting the Offer in AUSTRALIAN dollars (A$). Please note that in accordance with the terms of the Offer, you will receive consideration for accepting the Offer in New Zealand dollars (NZ$) (at the exchange rate determined under the Offer) UNLESS you tick this box.

(b) **FASTER Identification Number (FIN)**

Please enter your FIN here if you are on the New Zealand subregister (as indicated by New Zealand appearing next to "SUBREGISTER" above).

Section C. Signature of Goodman Fielder Shareholder(s)*

IMPORTANT: Please see overleaf for signing declaration and further important instructions.

Securityholder 1 (Individual)	Joint Securityholder 2 (Individual)	Joint Securityholder 3 (Individual)
Sole Director and Sole Secretary *(If Australian company)*	Director/Company Secretary *(if company)*	Director *(if company)*
	/ /	
Sole Director *(if New Zealand company)*	Date	

Please enter your telephone number where you may be contacted during business hours: (______)____________________

*YOUR ACCEPTANCE MUST BE RECEIVED BY NO LATER THAN THE END OF THE OFFER PERIOD WHICH IS 7.00pm SYDNEY TIME ON 4TH FEBRUARY 2003 (UNLESS THE OFFER IS EXTENDED).

GMFT TKO001

Further Important Instructions

Words used in this Acceptance Form have the same meaning as those defined in the Definitions set out in Section 10 of the Bidder's Statement.

1 Acceptance Instructions

- Please check the front page of this Acceptance Form to ensure that your address and the number of Goodman Fielder Shares shown are correct. If incorrect, please write your correct details and initial changes.
- Where appropriate, please sign and date this Acceptance Form in the box for signature set out in section C on the front page of this Acceptance Form.
- **Joint shareholders:** If your Goodman Fielder Shares are held in the names of more than one person, all of you must sign this Acceptance Form.
- **Companies:** This form must be signed by two directors, a director and company secretary, or by the sole director in the case of an Australian company with a sole director who is also the sole company secretary or in the case of a New Zealand company with a sole director and no company secretary. Delete titles as applicable.
- **Under powers of attorney:** If this Acceptance Form is signed under a power of attorney, please attach a certified copy of power of attorney to this Acceptance Form when you return it.
- **Deceased estates:** When you return this Acceptance Form, please attach it to a certified copy of probate, letters of administration or certificate of grant accompanied (where required by law for the purpose of transfer) by a certificate of payment of death or succession duties and (if necessary) a statement in terms of section 1071B(9)(b)(iii) of the Corporations Act
- **CHESS Holdings:** If your Goodman Fielder Shares are held in a CHESS Holding, please instruct your Controlling Participant (Broker or Non-Broker Participant) to accept the Offer in accordance with the SCH Business Rules.
- **Sale and purchase of shares:** If you have sold some of your Goodman Fielder Shares or bought some Goodman Fielder Shares, amend the number of Goodman Fielder Shares held by you as shown on the front page of the Acceptance Form and initial the amendment.

Information you supply on this Acceptance Form will be used by BPC and ASX Perpetual Registrars Limited for the primary purpose of processing your acceptance of the Offer and to provide you with the consideration payable under the Offer. This information may be disclosed to BPC's professional advisers, securities brokers, printing and mailing providers and other third parties in connection with the Offer. If you fail to supply this information, your acceptance may not be processed and you may not receive the consideration payable. You may have rights to access the personal information you have supplied. Please see ASX Perpetual's privacy policy on its website www.asxperpetual.com.au.

2 Signing Declaration

By signing this Acceptance Form, I/We, the person(s) named, being the holder(s) of the Goodman Fielder Shares shown:

(a) accept the Offer in respect of all my/our Goodman Fielder Shares and hereby agree to transfer to BPC the number of Goodman Fielder Shares described above for the consideration specified in the Offer;

(b) agree to be bound by the terms and conditions of the Offer (including my/our representations, warranties and agreements) set out in Section 9 of the Bidder's Statement; and

(c) if the Goodman Fielder Shares described above are held on the CHESS subregister, authorise BPC to instruct my/our Broker (or other Controlling Participant) to accept the Offer on my/our behalf.

If this Acceptance Form is signed under power of attorney, the attorney declares that he/she has no notice of the revocation of the power of attorney.

3 Mail or Delivery Instructions

- Goodman Fielder Shareholders should mail or deliver their completed Acceptance Form(s) and any other documents required by these instructions to:

Mail to:	or	**Deliver in person to:**
ASX Perpetual Registrars Limited Goodman Fielder takeover offer Locked Bag A14 SYDNEY SOUTH NSW 1234 AUSTRALIA		ASX Perpetual Registrars Limited Goodman Fielder takeover offer Level 8, 580 George Street SYDNEY NSW 2000 AUSTRALIA

- A reply paid envelope is enclosed to Goodman Fielder Shareholders with Australian addresses. An international reply paid envelope is enclosed to Goodman Fielder Shareholders with addresses outside Australia.

IF YOU HAVE ANY QUESTIONS ABOUT THE TERMS OF THE OFFER OR ABOUT HOW TO ACCEPT THE OFFER, PLEASE CALL THE GOODMAN FIELDER OFFER INFORMATION LINE ON 1300 888 943 (GOODMAN FIELDER SHAREHOLDERS RESIDENT IN NEW ZEALAND SHOULD DIAL 0800 006 675. OTHER INTERNATIONAL CALLERS DIAL +612 9240 7512). PLEASE NOTE THAT THE CORPORATIONS ACT MAKES IT COMPULSORY FOR ALL CALLS MADE TO OR RECEIVED BY THE GOODMAN FIELDER OFFER INFORMATION LINES TO BE RECORDED, INDEXED AND STORED.

BPC1 Pty Limited (ABN 45 101 665 918)
Company notice – subsection 650D(1) Corporations Act 2001
Notice of variation

To: **Australian Securities and Investments Commission ("ASIC");**

Goodman Fielder Ltd; and

Each person to whom offers were made under the takeover bid referred to in this notice.

BPC1 Pty Limited (**Burns Philp**) gives notice under subsection 650D(1) of the Corporations Act 2001 that it hereby varies its takeover offer dated 3 January 2003 (**Offer**) for all of the ordinary shares in Goodman Fielder Ltd (**Goodman Fielder**) which is contained in a bidder's statement dated 19 December 2002 (**Bidder's Statement**) by:

1 adding a new clause 9.4A after clause 9.4 which reads as follows:

9.4A Withdrawal Right

(a) Notwithstanding anything to the contrary in this section 9, you are entitled to withdraw your acceptance of the Offer at any time after the date of the Offer and before the time (**Cut-off Time**) which is the earlier of:

(1) 7:00pm (Sydney time) on the date which is 10 days from the date Bidder dispatches a supplementary bidder's statement to Goodman Fielder shareholders which (among other things) confirms that final documentation required for the funding under the Facilities has been settled and signed by the parties thereto; and

(2) the time (if any) at which Bidder declares the Offer free of the condition specified in clause 9.6(q).

(b) You may withdraw your acceptance under clause 9.4A(a):

(1) if Your Goodman Fielder Shares are held on Goodman Fielder's issuer sponsored subregister – by authorising and instructing Bidder to do so in accordance with the SCH Business Rules by completing and returning to Bidder a Withdrawal Form in accordance with the instructions on the Withdrawal Form prior to the Cut-Off Time;

(2) if Your Goodman Fielder Shares are held in a CHESS Holding – by either instructing your Controlling Participant to transmit a Valid Originating Message to the SCH specifying the Shares to be released from the Offer Accepted Sub-Position in accordance with Rule 16.5 of the SCH Business Rules, or completing and returning to Bidder a Withdrawal Form in accordance with the instructions on the Withdrawal Form prior to the Cut-Off Time; or

(3) if you are a Broker or Non-Broker Participant – by transmitting a Valid Originating Message to the SCH specifying the shares to be released from the Offer Accepted Sub-Position in accordance with Rule 16.5 of the SCH Business Rules prior to the Cut-Off Time.

To be effective, a Withdrawal Form must be received at the address in Australia specified on the Withdrawal Form prior to the Cut-Off Time.

(c) For the purposes of this Offer, the phrase "**Withdrawal Form**" means the withdrawal form made available for the purpose of the exercise of the withdrawal right described in clause 9.4A(a) and (b)."; and

2 amending clause 9.6(q) as follows:

(a) adding after the word "satisfied" where appearing in clause 9.6(q)(1) the words "(excluding preconditions that have been waived by the Underwriters)"; and

(b) adding after the word "Facilities" where appearing in clause 9.6(q)(2) the words "(excluding events of default or potential events of default that have been waived by the Underwriters)".

A copy of this notice was lodged with the ASIC on 14 January 2003. ASIC takes no responsibility for the contents of this notice.

Dated 14 January 2003

Signed for and on behalf of Burns Philp by two directors of Burns Philp authorised to sign this notice pursuant to a resolution passed at a meeting of directors of Burns Philp.

Director	Director
Alan McGregor Name	Thomas Degnan Name

BPC1 Pty Limited (ABN 45 101 665 918)

Company notice – subsection 650D(1) Corporations Act 2001

Notice of variation – extension of offer period

To: Australian Securities and Investments Commission ("ASIC");

Goodman Fielder Ltd ("Goodman Fielder"); and

Each person to whom offers were made under the takeover bid referred to in this notice.

BPC1 Pty Limited (**Burns Philp**) gives notice under subsection 650D(1) of the Corporations Act 2001 that:

1 it hereby varies its takeover offer dated 3 January 2003 (**Offer**) for all of the ordinary shares in Goodman Fielder which is contained in its bidder's statement dated 19 December 2002 (**Bidder's Statement**) by extending the period during which the Offer will remain open so that the Offer will now close at 7:00pm (Sydney time) on 18 February 2003; and

2 the Offer is hereby varied by:

(a) replacing "4 February 2003" with "18 February 2003" in section 9.2(a) of the Bidder's Statement; and

(b) replacing "24 January 2003" with "7 February 2003" in section 9.10 of the Bidder's Statement; and

(c) replacing "4 February 2003" with "18 February 2003" where appearing on the Acceptance Form.

A copy of this notice was lodged with the ASIC on 22 January 2003. ASIC takes no responsibility for the contents of this notice.

Dated 22 January 2003

Signed for and on behalf of Burns Philp by two directors of Burns Philp authorised to sign this notice pursuant to a resolution passed at a meeting of directors of Burns Philp.

Director	Director
Graeme Hart	Thomas Degnan

004330776